Technical Report on
the Agidagi Gold Property
Canakkale Province, Turkey

Report Prepared by

August 1, 2007

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	i

Technical Report
on the Agi dagi Gold Property
Canakkale Province, Turkey

Fronteer Development Group Inc.
Suite 1650, 1055 West Hastings Street
Vancouver, B.C. V6E 2E9
Tel: 604.632. 4677      Fax: 604.632. 4678
E-mail: info@fronteergroup.com
Web site:.fronteergroup.com

Prepared by:
Ian R. Cunningham-Dunlop, P.Eng.
Christopher Lee, MSc, P.Geo.

Submitted in fulfillment
of reporting requirements under
National Instrument 43-101

On
August 1, 2007

August 1, 2007

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	ii

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	iii

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	iv

LIST OF TABLES

LIST OF FIGURES

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	v

LIST OF CHARTS

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	vi

LIST OF PLATES

PLATE 1: VIEW OF AGI DAGI GOLD PROPERTY, LOOKING SOUTHEAST	10

LIST OF APPENDICES

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	1

1	SUMMARY

The Agi Dagi Gold Property is located about 50 kilometres southeast of Canakkale near the town of Can on the Biga Peninsula of Northwestern Turkey. It is situated on a 5 km long, NE-trending topographic high and is accessible by a forestry road from the village of Sogutalan nestled at the base of the Aği Daği project area.

Fronteer Eurasia Madencilik Ltd. Sti. (“Fronteer”), a wholly-owned Turkish subsidiary of Fronteer Development Group Inc. earned a 100% interest in the Agi Dagi Gold Property (“Aği Daği”) on May 1, 2006 from Teck-Cominco Arama Ve Madencilik Sanayi Ticaret A.Ş. (TCAM) through an agreement signed in May 2004. TCAM is currently working to earn back a 60% interest in Aği Daği.

The property consists of 13,252 hectares of mineral tenure in 14 licenses .

The Agi Dagi Gold Property is a large high-sulphidation, epithermal gold system with a supergene oxidized and gold-mineralized caprock of silica alteration that measures 4 kilometres by 1.5 kilometres in size. Mineralization is hosted in a northeast-trending, flat-lying sequence of Tertiary volcanic rocks within the Biga Gold Belt. Two main zones of mineralization have been identified on the property at Baba Dagi and Deli Dagi, with encouraging results at Ayitepe, Fire Tower, Tavsan Tepe and Ihlamur as well.

During the period 1996 to 1998, Cominco Madencilik Sanayi A.Ş. drilled 74 shallow vertical holes totaling 8,150 metres on the Agi Dagi Gold Property. A historical oxide mineral resource of 11.3 million tonnes of 1.2 g/t gold in a block approximately 400 by 400 metres in dimensions was identified at Baba Dagi. The geometry of the significant mineralization outlined in the Baba Zone was interpreted as subhorizontal with some gold also occurring at depth within subvertical stockworks of quartz, hematite, and other iron oxides . Preliminary metallurgical studies including bottle roll and column tests indicated gold recoveries greater than 93 percent.

Following Fronteer’s optioning of the Agi Dagi Gold Property in 2004, 97 holes totaling 16,520 meters were drilled between June 2004 and December 2005. Most of the drilling and geological mapping was focused on expanding the newly discovered Deli Dagi Zone; drilling results included up to 4.36 g/t gold over 39.0 metres in AD-118, 3.75 g/t gold over 57.3 metres in AD-126, and 4.30 /t gold over 42.4 metres in AD-162. The Fire Tower and Ayitepe zones had a lesser amount of work performed on them during this program.

Fronteer commissioned an independent 43-101 compliant resource estimate fromgiroux Consultants Ltd. in January 2006. The resource for the Baba Zone included 6.44 million tonnes averaging 0.858 g/t gold (178,000 ounces of gold) classified as indicated and 18.4 million tonnes averaging 0.78 g/t gold (461, 000 ounces of gold) classified as inferred at a 0.5 g/t gold cut-off.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	2

The Deli Zone included 1.36 million tonnes averaging 0.90 g/t gold and 5.6 g/t silver (39,000 ounces of gold and 246,000 ounces of silver) classified as indicated and an additional 16.41 million tonnes averaging 1.1 g/t gold and 7.8 g/t silver (582,000 ounces of gold and 4,103,000 ounces of silver) classed as inferred at a 0.5 g Au/t cut-off.

Following the success of the 2004-05 program, a second drill program was initiated in March of 2006 and was on-going at the time of writing. As of April 6, 2007, a total of 129 holes were completed totalling 23,050 metres. Drilling was focused on expanding the Deli Dagi and Baba Dagi resources, as well as testing Tavsan Tepe, Ihlamur, and Fire Tower. Drilling highlights included 4.15 g/t gold over 105.6 metres in AD-212 and 1.24 g/t gold over 51.9 metres in AD-248 (both Deli Dagi), 0.90 g/t gold over 30.0 metres in AD-268 (Baba Dagi), and 0.62 g/t gold over 48.4 metres in AD-232 (Fire Tower). Additional geophysical surveying, soil sampling, rock sampling and geological mapping was also carried out.

A new 43-101-compliant resource estimate was completed in June of 2007. The updated Mineral Resources for the Aği Daği project are reported for the two main resource areas, the Deli and Baba zones as follows:

Classified Mineral Resources for the Deli Zone, Agi Dagi Deposit, Western Turkey, August 1, 2007

OXIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured	1,500,000	1.9	13.9	90,000	669,000	103,380
Indicated	16,600,000	1.2	10.6	636,000	5,661,000	749,220
Inferred	7,700,000	1.4	18.5	337,000	4,571,000	428,420

SULPHIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured	100,000	1.4	8.0	5,000	27,000	5,540
Indicated	1,700,000	1.0	6.5	56,000	365,000	63,300
Inferred	2,500,000	1.0	6.2	80,000	497,000	89,940

TOTAL RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured	1,600,000	1.8	13.5	94,000	696,000	107,920
Indicated	18,300,000	1.2	10.2	693,000	6,027,000	813,540
Inferred	10,200,000	1.3	15.5	418,000	5,068,000	519,360

Classified at 0.5 g/t cut-off

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	3

Classified Mineral Resources for the Baba Zone, Agi Dagi Deposit, Western Turkey, August 1, 2007

OXIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured
Indicated	14,300,000	0.8	1.0	385,000	448,000	393,960
Inferred	7,000,000	0.8	0.3	188,000	66,000	189,320

SULPHIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured
Indicated	700,000	0.7	0.7	15,000	16,000	15,320
Inferred	2,100,000	0.7	0.3	47,000	19,000	47,380

TOTAL RESOURCES
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured
Indicated	15,000,000	0.8	1.0	400,000	464,000	409,280
Inferred	9,100,000	0.8	0.3	235,000	86,000	236,720

Classified at 0.5 g/t cut-off

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	4

2	INTRODUCTION AND TERMS OF REFERENCE

This report on the Agi Dagi Gold Property of Fronteer Development Group Inc. has been prepared by I.R. Cunningham-Dunlop, P. Eng., and Christopher Lee, P.Geo. at the request of Mr. Mark O’Dea, President . The report was commissioned by Fronteer Development Group Inc. to comply with disclosure and reporting requirements set forth in National Instrument 43-101, Companion Policy 43-101CP, and Form 43 -101F1. This report also serves as a follow-up to the 43-101 report titled “The Exploration Activities of Fronteer Development Group Inc. on the Agi Dagi Gold Property, Canakkale Province, Turkey, from April 2004 to December 2005” prepared by Dunlop andgiroux (March 2006).

The Agi Dagi Gold Property was optioned by Fronteer in April 2004 from TCAM. The property now forms an important part of Fronteer’s properties and activities in the Biga Peninsula of Western Turkey. Considerable data is available on the Aği Daği Property in Fronteer’s files and as readily available public documents. The public sources of relevant references are listed in Section 23 to this report .

The gold values for work performed by Fronteer are reported as grams per metric tonne (“g/t”) unless otherwise indicated. Currency is reported in US dollars unless otherwise noted. All map co-ordinates aregiven as Turkish Co-ordinate System (UTM 6 Degree k=0.9996 – ED50), UTM Central Meridian 27 (ED50) co-ordinates or Latitude/Longitude.

The authors are qualified persons but not independent with respect to the business activities of Fronteer Development Group Inc. I. R. Cunningham-Dunlop has worked in his field of expertise for 22 years on gold exploration properties in Canada, United States, Argentina, Australia and Turkey. He has been employed by Fronteer Development Group Inc. since November 1 st, 2004 as Exploration Manager – Canada/Turkey and has a thorough knowledge of the recent work of Fronteer on the Agi Dagi Gold Property. Christopher Lee has worked in his field of expertise for 17 years on numerous deposit types worldwide. He has been employed by Fronteer since Jan 15, 2007 as Chief Geoscientist and has a thorough knowledge of the deposit and resource database.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	5

3	RELIANCE ON OTHER EXPERTS

The authors have relied on information provided by Fronteer Development Group Inc. on the legal status of the claims that forms the Agi Dagi Gold Property. An effort was made to review the information provided for obvious errors and omissions; however, the authors shall not be held liable for any errors or omissions relating to the legal status of the claims described in this report.

A substantial amount of technical data on the historic exploration work performed on the Agi Dagi Gold Property was provided by Teck-Cominco Arama Ve Madencilik Sanayi Ticaret A.Ş. This material has been used extensively in this report within Sections 7 and 8. The authors shall not be held liable for any errors or omissions relating to missing data.

Variographic analyses used in the resource estimate was conducted by Marek Nowak, P.Eng. of SRK Consulting, under the direct supervision of Christopher Lee, P.Geo., who takes full responsibility for the work.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	6

4	PROPERTY DESCRIPTION AND LOCATION

The Agi Dagi Gold Property is located at the town of Can about 50 kilometres southeast of Canakkale, in Canakkale Province of Northwestern Turkey (Figure 1).

Figure 1: Agi Dagi Gold Property, Location Map

The property consists of a total of 13,252.45 hectares of mineral tenure in 14 contiguous licenses (Figure 2 and Table 1) covering a prominent ridge with 900 metres of relief. A 2% Net Smelter Return Royalty in favor of Tüprag Metal Madencilik Sanayi ve Ticaret Limited Sirketi (a subsidiary of Eldorado Gold Corporation) is registered against the property.

On April 27, 2004, Fronteer Development Group Inc. entered into an option agreement with Teck-Cominco Arama ve Madencilik Sanayi Ticaret A.Ş. (Teck-Cominco Limited) to acquire 100% interest in the Aği Daği property. A total of 350,000 shares of Fronteer Development Group Inc. were issued to Teck-Cominco Limited on signing of this agreement.

Obligations of Fronteer related to the April 27th, 2004 acquisition agreement included the following:

1.	Exploration expenditures of $(US) 5 million over a period of 4 years and including a minimum expenditure of one million dollars in the first year.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	7

2.	The issue of an additional 350,000 shares of Fronteer Development Group Inc. to Teck- Cominco Limited over a period of 4 years.

3.

After earning 100% interest in the property, a Net Smelter Return Royalty of 1% in favor of Teck-Cominco Limited; this royalty is extinguished if and when Teck-Cominco Limited earns back a 60 % interest in the project.

4.	Either a production bonus of $(US) 10 per ounce of gold, payable to Teck-Cominco

Limited within sixty days following commencement of commercial production, up to a maximum of 600,000 ounces or a Net Smelter Return Royalty of 1% on these ounces but not both; this production bonus is extinguished if and when Teck-Cominco Limited earns back a 60% interest in the property

Teck-Cominco Limited can elect to retain a 60% interest in the Aği Daği property at any time prior to Fronteer earning 100% interest in the property by spending the greater of:

1.	Two times total expenditures accrued by Fronteer at the time Teck-Cominco Limited elects to participate in the project; or

2.	$(US) 5.0 million at a minimum rate of 50% per year for two years.

Up to 90 days after Fronteer earns its 100% interest, Teck-Cominco Limited can elect to earn back a 60% interest in the Aği Daği property by spending $(US) 10 million over two years (TCAM elected to do so, on May 1, 2006).

TCAM can also elect to earn an additional 10% interest through the completion of a full feasibility study within 4 years of completing their earn-back obligations. If TCAM elects to place the deposit into commercial production, it will offer to arrange project financing on behalf of Fronteer Development Group Inc. in the amount of 30% of the capital costs of production.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	8

Figure 2: Agi Dagi Gold Property, Tenure Map

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	9

Table 1: Agi Dagi Gold Property, Mineral Tenure

No	PROVINCE	NAME OF PROPERTY	ACQ. DATE	LICENCE AREA (Ha)	ACCESS NO	SICIL NO	LICENCE NO	LICENCE NO OIR	LICENCE NO IR	Owner Name	APP. DATE /VALID UNTIL/CONVERS ION PAYMENT DATE
Aği Daği PROJECT LICENSES
1	CANAKKALE	CAN-TEPEKOY	19-Apr-02	1,498.11	1097391	58379	AR- 81309			Kuzey Truva Madencilik San. A.Ş.	19- Apr-07
2	CANAKKALE	BAYRAMIC-KARAKOY- ARITASI	19-Nov- 02	288.37	2259693	61832	AR- 84287			Kuzey Truva Madencilik San. A.Ş.	19- Nov-07
4	CANAKKALE	BAYRAMIC-KARAKOY	8-Apr-05	309.82	3052716	2050031				Kuzey Truva Madencilik San. A.Ş.	8- Apr-08
3	CANAKKALE	CAN-OZANCIK	8-Apr-05	1,977.20	3052805	20050064				Kuzey Truva Madencilik San. A.Ş.	8- Apr-08
9	CANAKKALE	BAYRAMIC	8-Jul- 05	382.23	1113925	20054259				Kuzey Truva Madencilik San. A.Ş.	8-Jul-08
5	CANAKKALE	CAN	8-Jul- 05	1,706.31	1010204	20054262				Kuzey Truva Madencilik San. A.Ş.	8-Jul-08
6	CANAKKALE	BIGA	8-Mar-06	487.75	1128956	20061698				Teckcominco Arama ve Madencilik San. A.Ş.	8- Mar-08
7	CANAKKALE	CAN	8-Mar-06	285.25	3070034	20061702				Teckcominco Arama ve Madencilik San. A.Ş.	8- Mar-08
8	CANAKKALE	CAN	21- Jun- 06	563.19	3091309	20065893				Kuzey Truva Madencilik San. A.Ş.	21-Jun-09
10	CANAKKALE	CAN-SOGUTALANI	20-Apr-00	395.81	2205961	28255		5552	IR-6404	Kuzey Truva Madencilik San. A.Ş.	20- Apr-10
11	CANAKKALE	CAN	25-Jul- 00	2,288.72	2314194	40912		6695	IR-6466	Kuzey Truva Madencilik San. A.Ş.	25-Jul-10
12	CANAKKALE	CAN-SO GUTALANI	14-Nov- 01	1,616.43	1005271	35987		7614	IR-6767	Kuzey Truva Madencilik San. A.Ş.	14- Nov-11
13	CANAKKALE	CAN-GICIKLER	18- Dec- 03	1,333.81	2544084	67874		8829, 8836, 7317	IR-7543	Kuzey Truva Madencilik San. A.Ş.	18-Dec-13
14	CANAKKALE	MERKEZ	5-Jul- 05	119.45	2163219	46591		OIR-9095	IR-46591	Kuzey Truva Madencilik San. A.Ş.	5-Jul-15
14	Aği Daği	Total		13,252.45

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	10

5	ACCESSIBILITY, CLIMATE, INFRASTRUCTURE AND PHYSIOGRAPHY

The Agi Dagi Gold Property is a prominent topographic high trending in a northeast direction for a distance of 5 kilometres (Plate 1). The elevation of the ridge line varies from greater than 900 metres at the southwest end to about 700 metres at the northeast end. The property can be reached by forestry roads from the town of Can. The drilling project is operated from a year -round camp in the village of Sogutalan at the base of the Aği Daği project area.

The region is well-serviced with electricity, transmission lines and generating facilities. Population and agricultural activity is concentrated in the valleys, while most areas of active exploration are located in highlands which are predominantly forested and owned by the state.

The Biga Peninsula has fertile soils and a Mediterranean climate with mild, wet winters and hot, dry summers. The average annual temperature is 17.6 degrees Celsius, and the annual rainfall is approximately 700 millimetres.

Plate 1: View of Agi Dagi Gold Property, Looking Southeast

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	11

6	HISTORY OF THE AGI DAGI GOLD PROPERTY

6.1	EARLY ACTIVITIES

The Agi Dagi Gold Property was acquired in 1990 by Tüprag Metal Madencilik Sanayi Ve Ticaret Limited Sirketi, the Turkish subsidiary of Eldorado Gold Corporation (ELD-TSX; EGO-AMEX). Prior to 1996, Tüprag completed stream sediment, soil and rock geochemistry sampling programs, geological mapping at a scale of 1 to 5,000 and an induced polarization survey. A grid with base line oriented 060° aand cross-lines separated by 100 metres was used for control.

A resistivity high is associated with a siliceous rock unit forming the top of a northeast – southwest trending hill. The resistivity response is split at the southwest end of the hill and corresponds with separate ridges. Chargeability highs occur marginal to resistivity highs and correspond to a marked increase in iron sulphide content below the surface of oxidation.

6.2	1996-98 PROGRAMS OF COMINCO MANDENCILIK SANAYI A.Ş.

The property was optioned from Tüprag by Cominco Mandencilik Sanayi A.Ş. (the Turkish subsidiary of Cominco Limited) in 1995. During the period 1996 to 1998, Cominco Mandencilik Sanayi A.Ş. spent $1,137,454 on exploration of the property and drilled 8,150 metres in 74 holes. The project was a joint venture between Cominco Mandencilik Sanayi (75%) and Tüprag (25%).

In 1996, Cominco Mandencilik Sanayi A. S. carried out prospecting, sampling and geological mapping programs at a scale of 1:5,000 over sixteen squares kilometres using extensions to an existing grid for control. Two north-south trending anomalies in soils, about three kilometres apart, were identified. These soil anomalies were tested by 1,078 metres of drilling in 10 reverse- circulation drill holes (A-1, A-2, A-3 to A-11) and one diamond drill hole (AD-3). Drill holes A-7 and A-9 found significant gold mineralization.

The Deli Dagi Zone was defined by elevated gold and arsenic content in soils over an area 600 by 300 metres in dimensions in the northeast part of the property. The average of 41 rock chip samples from a 200 by 75 metres outcrop within this zone was 1.2 g/T gold. Reverse-circulation drill hole A-9 intersected 1.1 g/T gold over 24 metres in Zone A. The Baba Zone was defined by elevated gold and molybdenum content in soils over an area 1100 by 350 metres in size in the southwest part of the property. Reverse-circulation drill hole A-7 intersected 0.8 g/T gold over 33 metres in Baba Dagi. Copper and arsenic anomalies in soils are offset down slope at lower elevation relative to gold anomalies in soils.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	12

During 1997, Cominco Mandencilik Sanayi A.Ş. completed 5,081 metres of drilling in 46 reverse- circulation drill holes and 474.8 metres of drilling in 6 diamond drill holes. Approximately 80 percent of the 1997 drilling was in the Baba Dagi Zone and included grid drilling of 22 reverse- circulation drill holes on 250 metre centers . The best result was in vertical, reverse-circulation drill hole A-50 which intersected 57.0 metres of 2.11 g/T gold from 6.0 to 63.0 metres in the Baba Dagi Zone. The best result in a diamond drill holes was 2.30 g/T gold over 34.4 metres from 0.0 to 34.4 metres in vertical hole AD-15 drilled in the Baba Zone.

Cominco Mandencilik Sanayi A.Ş. completed 1,609 metres of drilling in 11 reverse-circulation drill holes during 1998. Four of these were drilled in a fence on the northeast side of the Baba Dagi zone. A historical, oxide mineral resource of 11.3 million tonnes of 1.2 g/T gold in a block 400 by 400 metres in dimensions named the Baba Zone was outlined by 21 of 38 holes drilled in the southwest corner of the property (See Section 18.0 for details). Preliminary metallurgical testing was also completed (Section 19.0 for details).

6.3	2004-05 PROGRAM OF FRONTEER DEVELOPMENT GROUP INC.

Fronteer Development Group Inc. spent $(C) 5.4 million on exploration of the Agi Dagi Gold Property during the period April 27, 2004 to December 31, 2005. This work is described in detail in the 43-101 report on Aği Daği dated March 10, 2006. The 2004-05 surface exploration program included the following activities:

•	Geological mapping of the Baba and Deli Zones by independent consultant Simon Meldrum, as well as road-side outcrop mapping of Aği Daği as a whole.

•	Outcrop panel sampling, with a total of 118 1m-by-1m samples collected.

•

In-fill soil-sampling, with 130 samples taken on 100m-spaced infill lines, at 50m intervals, and resulting in improved soil anomaly definition. An assessment of soil geochemical data over the entire Aği Daği property was performed by Simon Meldrum, who found that each target zone appears to have its own chemical signature.

•	PIMA (Polar Portable Infrared Mineral Analyzer) analysis on outcrop, drill core and pulps .

•	Inversion of 2003 IP survey resistivity and chargeability data.

•

Diamond and reverse-circulation drilling, with 97 holes totaling 16,520 meters drilled between June 2004and December 2005. Most of these holes were focused on expanding the newly discovered Deli Dagi Zone and testing both the Fire Tower and Ayitepe zones .

•	Independent resource estimate for the Baba Dagi and Deli Dagi Zones (January 2006). The resource for the Baba Zone included 6.44 million tonnes averaging 0.858 g/t gold

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	13

(178,000 ounces of gold) classified as indicated and 18.4 million tonnes averaging 0.78 g/t gold (461, 000 ounces of gold) classified as inferred at a 0.5 g/t gold cut-off. The Deli Zone included 1.36 million tonnes averaging 0.90 g/t gold and 5.6 g/t silver (39,000 ounces of gold and 246,000 ounces of silver) classified as indicated and an additional 16.41 million tonnes averaging 1.1 g/t gold and 7.8 g/t silver (582,000 ounces of gold and 4,103,000 ounces of silver) classed inferred at a 0.5 g Au/t cut-off.

Teck-Cominco Arama ve Madencilik Sanayhi Ticaret A.Ş. was the operator of this project by means of a service contract with Fronteer Development Group Inc. and geologists representing Fronteer Development Group were involved in the work programs which were administered by a Fronteer-Teck-Cominco technical committee.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	14

7	GEOLOGICAL SETTING

7.1	REGIONAL SETTING

Turkey consists of crustal fragments assembled by early Tertiary time as the result of southerly directed obduction events that recorded the collision of Gondwana and Laurasia. The Biga Peninsula is located in the western part of the Sakarya tectonic domain which is bounded by the Intra-Pontide suture to the north and the Ismir-Ankara-Erzincan suture to the south. The Biga Peninsula is made up of several northeasterly trending structural domes composed of metamorphosed Paleozoic and Mesozoic rocks and intervening, east by northeast trending, extensional basins filled with Paleogene and younger volcanic strata. Exotic blocks of eclogite and blueschist occur in a tectonic mélange that forms part of a possibly Permian volcanic-sedimentary complex adjacent to the Kazdag massif north of Küçükkuyu.

The basement was intruded during the Miocene by a plutonic volcanic arc, related to the final subduction and closure of the NeoTethys basin in the mid Miocene. It forms part of the Western Anatolia Volcanic Province. The arc comprises Oligocene-early Miocene calc-alkaline granitoid intrusions, and associated volcanism, followed by Late Miocene-Pliocene alkaline volcanism. The arc is believed to have had a neutral to extensional character.

The North Anatolian Fault initiated after final closure of NeoTethys and has been deforming the Biga Peninsula since ~5Ma to the present day. The NATF has exploited the existing geological structures togive dextral transtensional displacement. The extent of displacement is not well- defined in the Biga Peninsula.

The Agi Dagi Gold Property is located in one of the Tertiary volcanic basins and adjacent to a granodiorite pluton of Oligocene age on the north side of the Kazdag massif (Figure 3).

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	15

Figure 3: Regional Geology of Turkey

7.2	LOCAL GEOLOGY

The Aği Daği Property lies at the edge of the Neogene calc-alkaline to alkaline volcanic rocks north of the Kazdag massif. This extensive volcanic field occupies an area of the Biga Peninsula 40 km by 40 km in size (Figure 4).

Numerous and large areas of hydrothermal alteration are known in this region and are thought to be related to Neogene volcanism and plutonism. The alteration consists of extensive clay halos to areas of siliceous rocks of various origins and is associated with gold mineralization. A strong ENE structural fabric in areas of the Canakkale volcanic field is easily seen on Landsat photos . This structural fabric appears to have played a significant role in the localization of intrusives and hydrothermal mineralization in the volcanic field. The known epithermal vein prospects occur mainly along the margins of the extensional basin (Figure 5).

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	16

Figure 4: Local Geology of the Biga Peninsula, Western Turkey

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	17

Figure 5: Gold Prospects of the Biga Peninsula, Western Turkey

7.3	PROPERTY GEOLOGY

The property is underlain by a flat-lying to gently north-dipping sequence of Pre-Triassic to Pliocene metamorphic and volcanic strata (Figure 6). The lowermost geological unit is mafic metavolcanic and metasedimentary schists of the Kazdag Group which are part of a pre-Triassic metamorphic complex in fault contact with the younger volcanic sequence. Eocene, porphyritic (feldspar-aquartz porphyritic) intermediate volcanic rocks are well exposed at lower elevations on the north side of Aği Daği mountain and occur at depth below the gold mineralization. Intermediate volcanic rocks are overlain by Miocene felsic to intermediate volcanic rocks consisting of a lower fragmental unit and upper sequence of flows and tuffs .

The dominant east-by-northeast structural trend documented by geological mapping is oblique to the northeast trend of the ridge.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	18

7.3.1	Lithology

Aği Daği is a high-sulphidation epithermal deposit characterized by mostly felsic to intermediate volcanic to sub-volcanic lithologies overprinted by strong silica alteration. The geological framework for Aği Daği depicts felsic to intermediate volcanics (dacite/rhyolite underlain by andesite)) capping the ridge-line, and flanked to the south by metasediments and granitic intrusives and to the west and north by intermediate volcanics (andesite). Phreatic/phreatomagmatic breccias also constitute a major lithology at Aği Daği. Outcrop at Aği Daği probably totals less than 5% of the surface area and most if not all of the outcrop relates to silicified bluffs. Strong hydrothermal alteration overprints primary textures making it difficult to decipher the original lithology. A few younger intrusive quartz-feldspar porphyries have been noted on the project, often postdating the silicification event. Basement metamorphic rocks (mostly calcareous schists) were intersected by drilling in the south-eastern part of Baba Dagi.

Figure 6: Agi Dagi Gold Property, Property Geology

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	19

The volcanic and syn-volcanic intrusive units are generally abundantly feldspar (+/- quartz) porphyritic, locally containing lithic fragments (lapilli or xenoliths). These massive feldspar porphyritic rocks generally lack textures that can be used to distinguish whether these coherent rocks are flows, domes or intrusives. Unless abundant lithic fragments or clear volcanic textures are present the lithologic designation assigned when logging or mapping was ‘feldspar porphyritic intermediate intrusive’.

7.3.2	Brecciation

At Aği Daği, breccias are important as mineralization controls. Two main breccia families are present. These are the phreatic breccias and the hydrothermal breccias.

Phreatic breccias include phreatomagmatic, phreatic and rockflour breccias. These breccias are predominantly heterolithic, with a matrix of mostly rockflour (the phreatomagmatic variety also have a magmatic component but are thought to be less abundant than the phreatic breccia). They are generally matrix-supported. The predominant orientation of these is interpreted to be vertical and upward-flaring, following earlier block-faulting. They tend to be oval-shaped in plan view and can be over 100 metres in diameter. They are important for providing pathways for later hydrothermal fluids, along their contacts and occasionally within the bodies themselves . There may have been a number of phases of phreatic brecciation, but most are thought to post-date initial silica-cap formation and to pre-date mineralization. One large, mostly barren phreatic breccia body at Deli Dagi contains clasts of vuggy silica and may actually post-date mineralization.

Hydrothermal breccias are cemented by minerals that are derived from hydrothermal fluids (i.e. quartz-alunite-pyrophyllite-pyrite etc). The crackle and jigsaw breccias relate to stress and are a part of the continuum that ranges from fracture zones through intense fracturing (crackle), fracture with an element of clast rotation (jigsaw) and progress through to full hydrothermal breccias which may even be matrix(cement)-supported and heterolithic depending on the amount and force of injection of the hydrothermal fluids. Hydrothermal breccias are often directly related to mineralization, with higher grades coinciding with those whose matrix is more pyrite(or Fe-oxide)- rich.

Other breccia categories present at Aği Daği are fault breccias and pseudobreccias. Pseudobreccias are not in fact breccias but have a breccia fabric that relates to an incomplete passive silicification event. Breccia tuffs (lithic tuffs) are also present as part of the felsic/intermediate volcanic stratigraphy. These are generally monolithic and matrix-supported.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	20

7.3.3	Alteration

Acid-sulphate alteration at Aği Daği covers an area in excess of 25km² and exhibits many of the ‘type alteration facies’ that relate to the spectrum of disseminated oxide epithermal gold deposits, the underlying high-sulphidation and intermediate-sulfidation mineralization and deeper porphyry systems. Each of the principal acid-sulphate alteration facies have been recognised including silicic, vuggy silica, advanced-argillic, argillic, propylitic and sericitic facies . Argillic alteration, with ribs of silica, rims the ridge and in some directions extends to the limits of the project area. PIMA analyses of drill core sample, identifies quartz-, alunite- and clay-dominated assemblages at high levels trending into pyrophyllite, halloysite, illite and sericite dominated assemblages at depth.

Silicification is a key component of both the Baba Dagi and Deli Dagi systems and is often hydrothermally brecciated. Primary volcanic features including phenocrysts and fragments are locally preserved where the early grey silica is preserved as the dominant alteration facies . Elsewhere subsequent acid-leaching processes have resulted in vuggy and cavity-riddled grey silica.

In cross sections, it is apparent that at both locations the silicification is blanket-like and extends both laterally and vertically along and down structures. There were a number of phases of silicification; the vertically oriented silicification is thought to generally post-date the silica blanket. The silica ribs or bluffs around the periphery of the both mineralized zones may relate to low temperature outflow zones.

Argillic and advanced-argillic alteration is the earliest and most widespread alteration. It underlies the massive grey silica and the later chalcedonic silica cap rocks. The argillic alteration is typically characterized by fine-grained, soft, grey illite/montmorillonite/dickite/kaolinite, and advanced- argillic alteration is characterized by varying amounts of light pink to white alunite, pyrophyllite, halloysite, dickite, kaolinite and quartz. Disseminated pyrite or iron-oxide minerals (dependent on the rock’s position relative to the redox horizon) are also ubiquitous . These minerals form a dark groundmass contrasting with white clay-altered (dickite/kaolinite) pseudomorphs of feldspar phenocrysts. Primary volcanic textures are generally preserved, even locally highlighted, where this is the dominant alteration facies. It is interpreted that this widespread argillic alteration corresponds to the same alteration event as the adjacent grey silica.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	21

7.3.4	Structure

Miocene Extensional Faulting

A pair of fault sets can be identified across the Biga Peninsula (Figure 7). They are well developed within the Miocene volcanic field and basement to the south. The two sets trend 035° and 160° respectively. They mutually crosscut each other, suggesting formation around the same time, and are deflected by topography, suggesting moderate 40-70 dips.

Such faults are characteristic of neutral to moderately extensional settings. In this case, an apparent horizontal extension direction of 095° is indicated. Within the recent geological history, it seems likely that these were active during the Miocene extension discussed earlier.

Recent Transcurrent Faulting

The extensional faults are cut by a regional transcurrent fault zone. It is defined by a number of highly elongate faults that strike 070°, but anastomose considerably along that length. The fault zones overlap at topographic basins with an asymmetric sigmoidal plan. The systematic asymmetry is interpreted to reflect formation as pull-apart basins during dextral displacement.given current history of dextral strike slip faulting in northern Turkey, it is likely that this is these faults are the western expression of the North Anatolian Fault Zone.

Figure 7:      Major fault systems within the Biga Peninsula
(Note - The Peninsula is cut by Miocene extensional (left) and Quaternary transcurrent (right) faults. The shaded area indicates the Miocene volcanic field. The stars show prospect locations).

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	22

Mineralized Structures at Aği Daği

Mineralization at Aği Daği has been controlled by two fault sets, defined by IP patterns, and field observations (Figure 8). The first set of normal faults, striking 040°-060° and dipping 40°-60° to the SE. It is defined by a linear resistivity low, flanked by linear resistivity highs (Figure 9). These are linked by a set of vertical transfer faults, trending 160°. The intersections between the two fault sets are marked by deep zones of IP high, together with breccia outcrop and Au in soil anomalies.

Figure 8: Structural interpretation of the Aği Daği mineralizing system.

It appears that vertical movement of mineralizing fluid has been concentrated along the intersections between the two fault sets. The vertical movement is reflected in the deep IP anomaly, defining zone of deep pyrite mineralization. The presence of breccias at the surface shows where the mineralizing system has broken through the silica lithocap. Close to the surface, fluid has moved laterally along the two fault surfaces togive mineralization along the fault planes

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	23

as seen in linear soil anomalies. The two fault sets correspond to the Miocene extensional faults, but have been rotated from their original position by subsequent transcurrent deformation.

Post Mineralization Structures at Aği Daği

Post mineralization activity has been dominated by normal displacement along the 160° trending faults, accompanied by low-angle reactivation of the 050° faults. Faults display a common N-S lineation. Together this has induced vertical displacement along the 160° faults of up to 150m, tilting of rocks up to 3 degrees ENE, and rotation of the whole system 20° clockwise to the current position.

Figure 9: Geophysics showing NE trending silicified structures Structures Associated With Mineralization.

(Note -Vertical fluid movement was concentrated at intersections between normal fault feeders (colored lines) and vertical transfer faults (black lines), indicated by deep IP (pyrite) highs. The feeders correspond with surface breccias and Au soil anomalies).

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	24

8	DEPOSIT TYPES

The principal model for gold mineralization at the Aği Daği prospect is a high-sulphidation, epithermal gold deposit . Premier examples of this kind of deposit are Yanacocha, Pierina and Alto Chima in Peru. The Kisladag gold deposit (5 million ounces) located in Turkey and owned by Eldorado Gold Corporation is a more conservative example. The Kisladag project may also be a good economic model. The open pit, heap leach gold mine began commercial production in July 2006 and produced 71,000 ounces in its first year of operation. In future it is projected to produce on average 240,000 ounces annually at a life-of- mine cash cost of $232 per ounce.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	25

9	MINERALIZATION

Gold mineralization is associated with felsic volcanic rocks of Miocene age and a northeast- trending silica cap rock about four kilometres by two kilometers in extent which forms a topographic high 700 to 900 metres in relief. Two zones of gold mineralization named the Baba and Deli Zones have been identified within the silica cap rock by drilling gold geochemical anomalies in soils The lower limit of oxidation is a concave surface extending to a depth of 100 metres in the Baba Zone and is mainly below the depth of significant gold mineralization found to date. In addition to oxide material, Deli Dagi also contains a significant amount of mineralization that is transitional between oxide and sulphide, associated with high-grade feeders, and a lesser amount of completely non-oxidized mineralization. Supergene enrichment of gold content in oxidized, siliceous alteration has probably occurred. Molybdenum is enriched by a factor of ten in the oxide zone (up to 500 ppm) relative to the sulphide zone (50 ppm).

The gold mineralization is disseminated and associated with intensely silicified, vuggy, oxidized and brecciated rocks hosted in volcanic felsic to intermediate tuffs and occasionally phreatic breccia bodies. Hydrothermal-type breccias (crackle, jigsaw, hydrothermal) are most common in this siliceous alteration. Pyrite is by far the most abundant primary sulphide mineral associated with gold. Trace to minor amounts of enargite, covellite, galena and molybdenum (particularly at Baba Dagi) are present locally.

Most of the gold mineralization in the Baba Zone either occurs within, or is spatially associated with, a large, upward-flaring, matrix-supported phreatic breccia body. Silicification, locally vuggy and/or crackle-brecciated, appears to be related to this breccia. The attitude of the gold mineralization as interpreted from drilling is dictated by the shape of the breccia body. Some lower-grade mineralization also occurs in oxidized porphyritic andesite adjacent to the phreatic breccia. Weak to well-developed quartz-pyrite veins in a probable porphyry are present in drill core below an elevation of 800 metres. The bulk of gold mineralization occurs within the oxide zone.

The Deli Zone geochemical signature is that of a more classical high-sulphidation epithermal model with elevated Au-Pb-As-Ag. The working model for the Deli Zone is that of an intensely silicified package of felsic to intermediate volcanics being intruded by roughly EW-elongated phreatic breccia bodies. The corridors (often faults) for the phreatic breccias in turn become fluid pathways where gold-bearing fluid rises along subvertical feeder structures and intersects crackle- to jigsaw- brecciated and/or vuggy silica zones, and deposits gold within this rock package, much of which is subsequently oxidized.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	26

10	2006-07 SURFACE EXPLORATION PROGRAM

Fronteer Development Group Inc. spent $(C) 0.8 M on exploration of the Agi Dagi Gold Property during the period January 1, 2006 to April 30, 2007 . TCAM spent $(C) 8.9 M from May 1, 2006 to June 30, 2007.

Teck-Cominco Arama ve Madencilik Sanayhi Ticaret A.Ş.was the operator of this project by means of a service contract with Fronteer Development Group Inc. from January 1, 2006 to April 30, 2006 and geologists representing Fronteer Development Group were involved in work programs administered by a Teck-Cominco-Fronteer technical committee. Following the earn back decision by TCAM on May 1, 2006, the service contract was dissolved and TCAM assumed full operatorship of the project.

10.1	GEOLOGICAL MAPPING

Geological mapping has been an ongoing and difficult struggle on the Aği Daği Property due to the lack of well-exposed unsilicified outcrop and the difficulty in distinguishing original lithologies and alteration in outcrop. An independent consultant, Simon Meldrum, with experience in mapping high-sulphidation systems in Peru was contracted in 2005-06 to map the two resource areas, the Baba Zone and the Deli Zone, but he also looked at road-side outcrop across the property, and mapped out the silica ribs which seem to be associated with higher-grade gold intervals in drill holes . An example of his mapping of the silica ribs and major faults can be seen in Figure 10. In 2006-07 new geological maps were generated for the Baba and Deli Zones by senior geologists, incorporating recent drill hole data, in particular, the top 10m of the drill holes and the intersections of sub-vertical phreatic breccia bodies which were projected to surface ( Figures 11 and 12).

In 2006 prospecting, sampling and mapping was carried out in a number of areas, including Ihlamur, Tavsan Tepe and to the north and south of Aği Daği mountain, with numerous outcrops visited and lithologies and alteration recorded. Sampling is discussed under the Soil and Rock Geochemistry section.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	27

Figure 10: Agi Dagi Gold Property, 2005 Geological Mapping

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	28

Figure 11: Deli Zone, 2006-07 Geological Mapping

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	29

Figure 12: Baba Zone, 2006-07 Geological Mapping

494800 mE
495000 mE
495200 mE
495400 mE
495600 mE
495800 mE
N
S
E
W
Phreatic Breccia
Felsic to Intermediate Volcaniclastics
Intermediate to Felsic Coherent Volcanics
4414800 mN
4414600 mN
4414400 mN
4414200 mN
4414000 mN
4413800 mN
4413600 mN
4413400 mN
0
150
300
meters

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	30

10.2	SOIL AND ROCK GEOCHEMISTRY

A total of 618 extension soil samples were collected in 2006 on lines spaced from 200m to 400m apart, with sample stations at 50m intervals ( Figures 13 and 14 ). The majority of these soil samples were taken around Ihlamur and at the north end of Aği Daği mountain.

A total of 64 rock grab and float samples were also taken in 2006 -2007, predominantly from the periphery of the Aği Daği mountain, to explore for anomalous surface gold (Figure 14) .

All soil and rock samples were sent to ALS Chemex in Vancouver for analysis .

In 2005, an assessment of the soil geochemical data over all the Aği Daği property was performed by Simon Meldrum to provide detailed information across the entire mineralized system. Each target zones was found to have its own chemical signature, which suggests that whole Aği Daği property is not one simple system (Figure 15).

The Baba Dagi area has good correlation between gold and molybdenum with weaker anomalies of silver, bismuth and lead and inverse correlation between gold and arsenic, copper, and zinc. This is interpreted as a signature of molybdenum rich porphyry environment over-printed with a late high- sulphidation epithermal gold system.

The Ayitepe area has a weak correlation between gold, silver, bismuth and arsenic; all other minerals are washed out from the system.

The Fire Tower area has a positive correlation between gold, silver, molybdenum, bismuth and lead whereas copper and zinc are washed out from the environment. This relation suggests that gold mineralization might be related with an intrusive source.

The Deli Dagi area has quite different geochemical characteristics when compared to the others. The geochemical signature of the Deli Dagi target is suggestive of a more classical hugh-sulphidation epithermal suite with elevated Au-Pb-As and Ag. On the other hand, weak bismuth and antimony anomalies are not perfectly explained by a high-sulphidation system and the deficiency of molybdenum and copper suggests it is distal to any porphyry source.

Major geochemical contrasts between the target areas suggest that Aği Daği is not one simple or single- phase mineralized system which can be explained by either a high, low epithermal or porphyry model. This observed geochemical pattern is explained by Simon Meldrum as “ the product of telescoped hydrothermal systems that are comprised of early Mo-rich porphyry style mineralization with a late gold rich high-sulphidation overprint”.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	31

Figure 13: Agi Dagi Gold Property, 2006-07 Soil/Rock Au Geochemistry

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	32

Figure 14: Agi Dagi Gold Property, Soil/(gridded) Au Rock Geochemistry (All)

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	33

Figure 15: Agi Dagi Gold Property, Soil Geochemistry Patterns

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	34

10.3	GROUND IP CHARGEABILITY/RESISTIVITY SURVEY

A total of 51.9 line km of infill and grid-extension pole-dipole IP surveying was carried out on 100m lines and 50m pole separation over the northern part of Aği Daği in the fall of 2006. One of the primary aims of this survey was to obtain geophysical data over the Ihlamur target, as the 2003 survey (Figures 16 and 17) did not cover this area.

The original 2003 survey data was inverted in 2005 and indicated a clear NE-trending resistivity high which correlates well with outcropping silicification .The Baba Dagi mineralized zone is located at the south western shoulder of the resistivity high and on the north- eastern flank of the main chargeability high. The Ayitepe Zone is separated from Baba Dagi resistivity high by a post- mineral NE-trending feldspar porphyry dyke which appears as a resistivity low. The Deli Dagi zone is located at the northeastern end of the main resistivity high where high grade gold has been identified along and under the silica cap.

Figure 16: Agi Dagi Gold Property, IP Resitivity (2003/05)

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	35

The inverted 2003 IP chargeability showed pronounced chargeability lows in the vicinity of the Baba Dagi and Deli Dagi Zones. The most likely explanation for this is deep weathering and oxidation of the underlying suphides due to proximity to a feeder structure. The N=1 chargeability also clearly indicated the tops of intrusive bodies which are located SW of Baba Dagi, SE of Fire Tower and south of Deli Dai which could be the heat sources responsible for the gold mineralization in Aği Daği system.

Figure 17: Agi Dagi Gold Property, IP Chargeability (2003/05)

The 2006 IP survey data was merged with the 2003 data and inverted by Dave Hall of Teck-Cominco (Figures 18 and 19). The new data confirmed resistivity highs roughly corresponding to topographic highs (silicified rock) in the Ihlamur area but also highlighted a strong resistivity anomaly in an area mostly untested by drilling just south and east of the main Ihlamur ridge.

A reconnaissance IP line was also run over an area with silicified outcrops roughly 1.5km to the N of Deli Dagi; no significant anomaly was identified here.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	36

Figure 18: Agi Dagi Gold Property (North End), 2006 IP Resistivity (20m Constant Depth)

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	37

Figure 19: Agi Dagi Gold Property (North End), 2006 I.P. Chargeability (20m Constant Depth)

A limited VLF (Very Low Frequency) survey was conducted in the western part of Deli Dag in August 2006, in part to test the applicability of this geophysical method as a tool for identifying structures including possible massive-sulphide conductors at Aği Daği. Approximately 2.4 km were surveyed along lines of varying length and orientation, with readings taken every 10m. A conductor was identified which corresponds to a fault identified in drilling (Figure 20).

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	38

A limited ground HLEM (Horizontal Loop Electro-Magnetic) survey was subsequently conducted in the fall of 2006 in the same area as the VLF survey, to test for massive-sulphide conductors. A conductor was identified trending at approximately Az. 120, oblique to the VLF conductor (Figure 20). The HLEM conductor has yet to be drill-tested.

Figure 20: Deli Dagi, VLF and HLEM Anomalies

10.4	PETROGRAPHIC ANALYSIS

Two drill core samples from the mineralized portion of AD-212 (Deli Dagi) were sent to Global Discovery Labs, Vancouver for petrographic study. Polished thin sections were prepared, and from these detailed descriptions of the lithology, alteration and mineralization style were provided for both samples (McLeod, 2006).

Ten drill core samples from relatively unaltered representative lithologies of Baba Dagi and Deli Dagi were sent for thin section analysis to the laboratory of Madencilik-Mermercilik San. Ve Tic. Ltd Sti. In Ankara, Turkey; detailed descriptions were returned for all samples (Cagatay, 2007).

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	39

10.5	SPECIFIC GRAVITY MEASUREMENT

Specific gravity measurements programsin grams/cubic cm from drill cores were routinely carried out for both oxide and sulphide mineralization, as well as for waste rock, in the Aği Daği Sogutalan field camp during 2006-07. A total of 1,724 measurements were made on mineralized rock. The method of measuring specific gravity was modified in 2006 to take into account the vugginess of much of the core in mineralized zones (see Appendix VIII and IX), and most of the pre-2006 data was discarded and those samples were measured again using the new method. All data was entered into the Aği Daği Access Database.

The average specific gravity for Deli Dagi has been calculated at 2.38; for Baba Dagi it has been calculated at 2.29.

10.6	SURVEYING

Surveying on the property during 2006-07 was carried out using the UTEM co-ordinate system (UTM Zone 35 in ED 50). New drill-access roads and drill locations were surveyed with electronic equipment.

10.7	2006-2007 DRILLING PROGRAM

Following the success of the 2004-05 drill program, a third, ongoing drill program was initiated on March 23, 2006. As of April 6, 2007, a total of 129 holes were completed totalling 23,050 metres as summarized in Table 2 .

The drilling was carried out using up to four diamond drills and one reverse-circulation drill contracted from ORTA DOGU DRILLING, a Turkish-registered drilling company. The main focus of the 2006-07 drill program was to test outside the 2006 resource boundaries of Baba Dagi and Deli Dagi for extension of the mineralized zones, and also to test other exploration targets across the property such as the Firetower and Ihlamur areas .

A summary of the drill hole information can be found in Figures 21 to 26, Tables 2 to 8. Summaries of the drilling results from the 2006-2007 season are also detailed in the following pages.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	40

Figure 21: Agi Dagi Gold Property, 2006-07 Drill Program (red circles)

Table 2: Aği Daği 2006-07 Drill Hole Distribution

Target	RC H	Meters	DDH	Meterage	Total DH	Total Meterage	Remarks
Baba Dagi	12	1384	22	4610	34	5994	1 RC abandoned
Ayi Tepe	0	0	4	1274	4	1274
Tavsan Tepe	2	120	1	52	3	172	All holes abandoned
Fire Tower	8	1057	13	3431	21	4487	1 RC abandoned
Ihlamur	3	422	1	198	4	620
Deli Dagi	18	1798	45	8706	63	10504	3 RC & 4 DDH abandoned
	43	4,780	86	18,270	129	23,050

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	41

10.8	BABA DAGI ZONE

Between March 23, 2006 and April 6, 2007, a total of 5,994 metres of diamond drilling was completed in 34 holes (fifteen diamond holes, seven holes pre-collared with RC and completed with diamond, and twelve RC holes; (Figure 22 and Table 3). The primary aim of the 2007-07 drilling was to extend the limits of mineralization defined by the previous drill programs, with 24 holes drilled outside the January 2006 resource boundary. Four of these holes were drilled in the northern part of Baba Dagi, targeting mineralization trending northward. Ten holes were also drilled inside the 2006 resource boundary as infill holes; these holes were predominantly diamond and as such also provided valuable geological information in areas of previous RC-drilling only.

Figure 22: Baba Dagi Zone – Plan Map of 2006-07 Drilling

The background image for figures 21, 22, 24, 25, 26, 27 and 30 are IP Resistivity, and the red outlines define the limits of the 2006 resource block models.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	42

Baba Dagi Zone – 2006-07 Drill Summary with Significant Assays

	Hole	Easting	Northing	Elev	Az	Dip	Depth	Remarks
1	A-181	494676	4413793	737	130	-75	91	NSV
2	A-182	495082	4413464	879	0	-90	143	1.31 g/t Au/4.50m
3	A-195	495009	4413442	866	0	-90	83	0.39 g/t Au/31.50m
4	A-196	494768	4413611	813	0	-90	101	0.43 g/t Au/7.50m
5	A-199	494822	4413697	809	0	-90	96	0.79 g/t Au/9.00m
6	A-201	494682	4413690	767	0	-90	86	NSV
7	A-202	495181	4413272	838	0	-90	74	NSV
8	A-235	495280	4413779	918	130	-60	174	0.50 g/t Au/9.00m
9	A-256	495061	4414024	863	130	-60	210	0.86 g/t Au/72.00m
10	A-262	495009	4413283	840	310	-60	66	Results pending
11	A-265	495275	4413779	918	310	-60	200	0.93 g/t Au/9.0m
12	A-299	494620	4413610	0	130	-60	63	Results pending
13	AD -171A	495088	4413897	858	310	-60	379	0.56 g/t Au/13.30m
14	AD- 198	495094	4413890	858	0	-90	293	0.60 g/t Au/3.00m
15	AD- 204	495299	4413575	925	130	-60	200	0.45 g/t Au/2.00m
16	AD- 207	494745	4413511	812	130	-60	245	0.39 g/t Au/8.30m
17	AD- 209	495394	4413744	955	130	-60	189	1.30 g/t Au/1.20m
18	AD- 213	495331	4413669	944	130	-60	201	1.32 g/t Au/2.80m
19	AD- 221	495220	4413473	895	130	-60	188	4.90 g/t Au/1.10m
20	AD- 227	494978	4414098	843	130	-60	257	0.42 g/t Au/9.20m
21	AD- 229	495299	4413959	946	0	-90	337	0.69 g/t Au/2.00m
22	AD- 237	494764	4413341	821	130	-60	227	0.69 g/t Au/7.50m
23	AD- 258	495182	4413379	870	310	-60	154	4.35 g/t Au/7.50m
24	AD- 259	495184	4413378	870	130	-70	184	1.10 g/t Au/6.00m
25	AD- 261	494893	4413269	832	310	-60	87	0.65 g/t Au/16.50m
26	AD- 264	495182	4413863	877	310	-60	293	1.13 g/t Au/13.30m
27	AD- 267	495093	4413648	868	0	-90	96	0.99 g/t Au/4.50m
28	AD- 268	495146	4413540	888	0	-90	153	0.90 g/t Au/30.00m
29	AD- 274	495181	4413723	896	130	-70	168	0.57 g/t Au/10.50m
30	AD- 275	494848	4413801	801	310	-60	174	0.82 g/t Au/8.00m
31	AD- 280	494949	4413456	859	130	-70	198	NSV
32	AD- 287	495199	4414160	899	130	-60	248	NSV
33	AD- 291	494892	4413268	0	130	-60	85	Results pending
34	AD- 294	495113	4414106	0	130	-60	255	Results pending
							5,994

Most of the gold mineralization in the Baba Zone either occurs within, or is spatially associated with, a large, upward-flaring, matrix-supported phreatic breccia body. Silicification, locally vuggy and/or crackle-brecciated, appears to be related to this breccia. Mineralization occurs where both vuggy silica (with large vugs) and crackle/jigsaw/hydrothermal brecciation are present (Figure 23).

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	43

The attitude of the gold mineralization as interpreted from drilling is dictated by the shape of the breccia body. Late NW-trending oblique/lateral faults have been interpreted at Baba Dagi, offsetting mineralization, and NE-trending uplifted fault blocks were noted between Ayitepe and Baba Dagi. The mineralized zones to the south-west of the NW-trending lateral fault are represented by the AD-14–A-61 and A-195–AD-100 zones. The A-52–A-56, A-60–A-59 and AD-264–AD-294 zones are interpreted to be north-east of this fault. Both of these main zones trend north-east.

A certain amount of lower-grade mineralization also occurs in oxidized feldspar-porphyritic coherent intermediate volcanics adjacent to and below the phreatic breccia.

Baba Dagi gold mineralization is mainly oxides.

Up to 0.2 % molybdenum is present locally. Weak to well-developed porphyry-style quartz-pyrite veins are present in drill core below an elevation of 800 metres.

Further drilling can be done to follow up AD-286 at Ayitepe, and to test the NE zone and to the south of Baba Dagi.

A new 43-101 compliant resource has been calculated for the Baba-Ayitepe Zone and is documented in Section 16.

Figure 23: Baba Dagi Simplified Cross-Section Showing Outline of Gold Zones
(Looking Northeast)

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	44

10.9	AYITEPE ZONE

Between March 23, 2006 and April 6, 2007, a total of 1,274 meters of diamond-drilling was conducted in four holes on the Ayitepe zone (Figure 24 and Table 4). Hole AD-174 was drilled as follow-up to the anomalous intersection returned in AD-107 in 2004 (0.6 g/t gold/39.0 metres). AD-286 tested the structure dividing Ayitepe from Baba Dagi, looking for extension of the Baba Dagi mineralization. Hole AD-276 tested the western side of the Ayitepe resistivity high, and AD- 296 tested the northern lobe of the resisitivity high.

Table 3: Ayitepe Zone – 2006-07 Drill Summary with Significant Assays

	Hole	Easting	Northing	Elev	Az	Dip	Depth	Remarks
1	AD-174	494652	4414113	871	130	-60	380	0.71 g/t Au/3.40m
2	AD-176	494665	4414354	885	130	-60	371	1.11 g/t Au/2.10m
3	AD-286	494822	4413968	814	130	-65	310	0.76 g/t Au/14.20m
4	AD-296	495070	4414580	0	130	-60	213	Results pending
							1,274

Figure 24: Ayitepe Zone – Plan Map of 2006-07 Drilling

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	45

Ayitepe Summary

Only a limited amount of drilling was carried out at Ayitepe during 2006-07. Hole AD-286 intersected 0.76 g/t Au over 14.20 metres and these results suggest that Baba Dagi and Ayitepe may be connected. Drill holes at Ayitepe have typically intersected lower-grade mineralization. Gold mineralization is hosted within a multi-phase phreatomagmatic breccia complex and a possible late quartz-feldspar porphyry stock intruding intensely-silicified porphyritic andesitic rocks . Drilling at present is insufficient to determine the geometry of the breccia complex. The depth of oxidation is variable within the breccia complex, and is likely fault-controlled. Alteration within the breccia complex is generally quartz-alunite and vuggy silicification.

10.10	TAVSAN TEPE ZONE

Between March 23, 2006 and April 6, 2007, a total of 172 meters of drilling was conducted in one diamond and two RC holes on the Tavsan Tepe zone (Figure 25 and Table 5). Tavsan Tepe is a silicified minor topographic high roughly 200m by 300m in size, constituting a weak resistivity high. The area returned weakly anomalous soils, and sampling of outcrop returned an Au value of 0.32 g/t (Fe-oxidized hydrothermal breccia). A-185 and AD-292 attempted to test below the anomalous outcrop; A-186 attempted to test below a different part of the local silica cap. All holes encountered extremely bad ground conditions with associated poor recovery, and had to be abandoned before intersecting their targets .

Table 4: Tavsan Tepe Zone – 2006-07 Drill Summary with Significant Assays

	Hole	Easting	Northing	Elev	Az	Dip	Depth	Remarks
1	A-185	493605	4414524	660	130	-60	72	0.66 g/t Au/7.50m
2	A-186	493689	4414323	655	180	-60	48	Abandoned
3	AD-292	493667	4414455		130	-60	52	Abandoned
							172

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	46

Figure 25: Tavsan Tepe Zone – Plan Map of 2006-07 Drilling

Tavsan Tepe Summary

Due to the lack of success in evaluating this target by either RC or diamond-drilling, it must be considered untested. A-185 served to indicate the presence of mineralization.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	47

10.11	FIRE TOWER ZONE

Between March 23, 2006 and April 6, 2007, a total of 4,487 metres of drilling was conducted in 21 holes (ten diamond, three holes pre-collared with RC and completed with diamond, and eight RC holes; ( Figure 26 and Table 6 ). The holes were drilled to test a series of >40 ppb Au soil anomalies and coincident IP chargeability/resistivity anomalies with comparable signatures to the Baba and Deli Zones .

Table 5: Fire Tower Zone – 2006-07 Drill Summary with Significant Assays

	Hole	Easting	Northing	Elev	Az	Dip	Depth	Remarks
1	AD-180	495401	4414068	976	0	-90	331	0.51 g/t Au/4.50m
2	AD-214	495701	4414524	948	130	-60	155	1.00 g/t Au/11 .10m
3	AD-225	495642	4414468	951	310	-60	241	0.94 g/t Au/11 .00m
4	AD-232	495516	4414422	933	130	-60	326	0.62 g/t Au/48 .40m
5	AD-233	495597	4414606	905	130	-60	266	0.76 g/t Au/3.80m
6	AD-234	495836	4414683	930	130	-60	174	1.08 g/t Au/1.50m
7	AD-239	495713	4414912	879	310	-60	316	0.54 g/t Au/1.50m
8	AD-240	495821	4415247	772	310	-60	298	NSV
9	AD-242	495938	4415123	797	310	-60	150	0.93 g/t Au/10 .50m
10	AD-243	495940	4415122	797	130	-60	211	0.43 g/t Au/8.20m
11	AD-246	495634	4415180	781	310	-60	150	NSV
12	AD-247	495887	4414896	852	0	-90	311	NSV
13	AD-249	496167	4414920	913	130	-60	71	Results pending
14	A-251	495829	4415070	822	130	-60	119	0.35 g/t Au/3.00m
15	A-252	495633	4414322	945	130	-60	33	NSV
16	AD-255	495649	4414832	876	310	-60	281	0.62 g/t Au/4.55m
17	AD-283	496395	4415314	827	310	-60	352	Results pending
18	AD-285	496551	4414855	866	310	-60	269	Results pending
19	AD-289	496361	4415158	889	130	-60	212	Results pending
20	A-238	495339	4414180	948	310	-70	137	NSV
21	A-254	495321	4414073	955	130	-60	88	NSV
							4,487

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	48

Figure 26: Fire Tower Zone – Plan Map of 2006-07 Drilling

Fire Tower Summary

A significant amount of drilling has now been carried out at Fire Tower. This area is characterized by a thick massive silica cap (>200 metres). Phreatic breccia and intermediate volcanics comprise the dominant lithologies. Hydrothermal breccias are common, but the matrix is predominantly silica (locally with minor alunite) with generally only a low sulphide content. The best and most continuous results have been achieved where the resistivity high is most constricted, possible representing a mineralized structure. Recent drill holes AD-214, 225, 232 and 233, drilled in this vicinity, all intersected significant mineralization, including 1.00 g/t over 11.00m (AD-214) and 0.64 g/t over 48.40m (AD-232). The redox horizon tends to be deep in the Fire Tower area, often more than 200 metres depth.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	49

10.12	DELI DAGI ZONE

Between March 23, 2006 and April 6, 2007, a total of 10,504 meters of drilling metres of drilling was conducted in 63 holes (33 diamond, 12 holes pre-collared with RC and completed with diamond, and 18 RC holes; (Figure 27 and Table 7). The primary aim of the work was to expand the resource calculated in January 2006 by drilling outside the resource boundary. Focus was put on testing for continuity and extension of the main E-by-NE-trending mineralized zone, as well as defining the limits of the predominantly sub horizontal low-grade mineralized zone indicated by the preceding drill programs. A total of 33 holes were drilled adjacent to the perimeter of the 2006 resource, within a 200 meter radius. 25 follow-up, infill and re-drill holes were drilled inside the resource boundary, with many of these being collared close to the boundary. Five holes were more exploratory, targeting geophysical and surface geochemical anomalies within the general Deli Dagi area.

Figure 27: Deli Dagi Zone – Plan Map of 2006-07 Drilling

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	50

Table 6: Deli Dagi Zone – 2006-07 Drill Summary with Significant Assays

	Hole	Easting	Northing	Elev	Az	Dip	Depth	Remarks
1	AD-170	497395	4415424	764	130	-60	64	0.88 g/t Au/28.50m
2	AD-172	496741	4415553	734	130	-60	236	1.15 g/t Au/1.50m
3	AD-173	497123	4416080	602	130	-60	274	0.78 g/t Au/3.35m
4	AD-178	496775	4415791	633	130	-60	401	3.21 g/t Au/7.25m
5	AD-179	497017	4415654	713	130	-60	179	0.75 g/t Au/15.20m
6	AD-183	496761	4415713	672	130	-60	229	5.06 g/t Au/10.50m
7	AD-184	496816	4415508	767	130	-60	197	0.63 g/t Au/1.10m
8	AD-187	496885	4415632	712	130	-60	138	0.41 g/t Au/1.60m
9	AD-189	496721	4415752	647	130	-80	263	0.83 g/t Au/3.30m
10	AD-190	497330	4415445	771	130	-60	72	1.17 g/t Au/4.00m
11	AD-192	496707	4415519	740	130	-60	303	0.58 g/t Au/4.60m
12	AD-194	496655	4415687	676	130	-60	206	4.03 g/t Au/1.75m
13	AD-197	497121	4415959	645	130	-60	242	1.55 g/t Au/7.40m
14	AD- 200A	497071	4415727	714	130	-60	218	0.61 g/t Au/2.90m
15	AD-205	497176	4415901	682	130	-60	222	0.92 g/t Au/4.25m
16	AD-206	497337	4415700	748	130	-60	70	Abandoned
17	AD-208	497257	4416091	634	130	-60	163	Abandoned
18	AD-210	496920	4415734	685	130	-60	206	3.00 g/t Au/7.20m
19	AD-211	497391	4416065	635	130	-60	148	1.15 g/t Au/9.95m
20	AD-212	496967	4415816	667	130	-60	296	4.15 g/t Au/105.60m
21	AD-217	497611	4415943	637	140	-60	103	0.62 g/t Au/22.00m
22	AD-219	497071	4415838	666	130	-60	242	1.19 g/t Au/17.20m
23	AD-222	497335	4415699	748	130	-60	178	1.06 g/t Au/8.40m
24	AD-228	497047	4415868	650	130	-60	276	0.76 g/t Au/8.50m
25	AD-230	497083	4415809	685	130	-60	250	1.41 g/t Au/60.20m
26	AD-231	497143	4415663	722	130	-60	157	0.51 g/t Au/4.40m
27	AD-236	496718	4415651	693	130	-60	326	1.88 g/t Au/4.20m
28	AD-241	497585	4416033	621	130	-60	168	1.08 g/t Au/11.90m
29	AD-244	496578	4415751	642	130	-60	262	1.06 g/t Au/9.20m
30	AD-245	496620	4415704	665	130	-65	220	5.62 g/t Au/2.40m
31	AD-248	496701	4415381	798	310	-60	268	1.24 g/t Au/51.85m
32	AD-250	496574	4415754	642	310	-60	228	0.93 g/t Au/3.30m
33	AD- 253A	496518	4415690	666	130	-55	180	NSV
34	AD-257	496656	4415555	715	130	-60	187	Results pending
35	AD-260	497098	4415628	733	130	-60	162	0.84 g/t Au/15.60m
36	AD-263	496520	4415692	665	310	-60	192	1.00 g/t Au/2.00m
37	AD-266	496656	4415554	715	310	-60	161	1.23 g/t Au/2.20m
38	AD-270	496862	4415706	690	130	-65	176	1.89 g/t Au/4.00m
39	AD-272	496861	4415708	690	310	-60	83	3.24 g/t Au/12.60m
40	AD-273	496770	4415588	727	130	-60	254	0.88 g/t Au/2.00m
41	AD-276	497311	4415395	756	130	-60	109	1.47 g/t Au/5.30m
42	AD-279	497255	4415514	761	130	-60	94	2.12 g/t Au/4.40m

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	51

43	AD-282	497025	4415704	711	130	-60	44	Results pending
44	AD-284	497369	4415517	770	130	-60	94	1.52 g/t Au/18.65m
45	AD-290	496833	4415410	823	130	-60	205	Results pending
46	AD-295	496144	4415525	0	310	-60	230	Results pending
47	A-175	497467	4415511	750	130	-60	93	0.87 g/t Au/21.00m
48	A-177	497132	4415836	676	130	-60	156	2.27 g/t Au/52.50m
49	A-203	497451	4415859	704	130	-60	27	0.82 g/t Au/13.50m
50	A-215	497532	4415468	718	130	-60	81	1.00 g/t Au/37.50m
51	A-216	497526	4415604	710	130	-60	42	Abandoned
52	A-218	497525	4415605	710	0	-90	44	1.21 g/t Au/15.00m
53	A-220	497441	4415600	750	130	-60	108	0.44 g/t Au/52.50m
54	A-223	497454	4415393	732	130	-60	75	NSV
55	A-224	497568	4415706	695	130	-60	123	0.26 g/t Au/10.50m
56	A-226	497607	4415797	684	130	-60	104	NSV
57	A-269	497299	4415669	747	130	-60	150	0.57 g/t Au/76.50m
58	A-271	497697	4415945	642	130	-60	63	Results pending
59	A-277	497458	4415925	669	130	-65	86	0.31 g/t Au/25.50m
60	A-278	497142	4415808	686	130	-60	120	Results pending
61	A-281	497021	4415265	774	130	-60	111	NSV
62	A-293	497438	4415141		270	-70	107	Results pending
63	A-298	497132	4415836		130	-60	42	Results pending
							10,504

Deli Dagi Summary

The 2006-07 drilling program succeeded in connecting the main mineralized body to the zone to the west previously known as the 44-zone. This was accomplished primarily by drilling hole AD-212, which intersected 4.15 g/t Au over 105.60 metres.

The Deli Zone consists of a vertical component in the form of vertical, high grade feeder structures, extending over a 1 km strike-length and up to 60m wide, as well as a shallower, sub-horizontal component roughly 200m by 250m and 50m in thickness (Figures 28 and 29).

The main mineralized zone trends in an ENE direction, grossly reflected by high resistivity, and thought to be controlled by early block-faulting. Secondary zones run in a more NE direction and represent probable secondary feeders.

Similar to Baba Dagi, the strongest gold mineralization occurs where both vuggy silica (with large vugs) and crackle/jigsaw/hydrothermal brecciation are present. The best example of this is hole AD-212. Mineralization can also occur where there is only vuggy silica without hydrothermal-type brecciation or vice-versa. Somewhat lower grade mineralization can be associated with Fe-impregnation of less strongly-silicified rock (e.g. AD-110, section 5080N).

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	52

West of section 4800N, the mineralization tends to be predominantly sub-vertical, generally confined to feeders. These feeders are in turn often associated with phreatic breccia bodies/pipes. Earlier it was supposed that mineralization followed the margins of these bodies, but drilling of AD-210 (section 4700N) demonstrated that strong mineralization can also occur inside phreatic breccia bodies. When mineralization is encountered in this environment it is challenging to determine its orientation. Hole AD-210 contains three significant intersections within a single phreatic breccia.

Hole AD-212 is thought to be the primary (but not the sole) feeder for Deli Dagi. The protolith of the mineralized section is suspected to be volcaniclastic but the degree of confidence is quite low due to the intensity of alteration and hydrothermal brecciation. The current model supposes that the AD-212 mineralization is sub-vertical but further drilling must be done to confirm this. Hole AD-140, 60m further SE along section from AD-212, was mostly barren; it was composed primarily of massive silica – little crackle brecciation was noted, and only a small amount of vuggy silica was observed at the very top of the hole (tending to confirm a sub-vertical orientation of the AD-212 mineralization).

East of AD-212 mineralization tends to be more sub-horizontal, although the current model depicts a number of sub-vertical feeders. The strongest mineralization on subsequent sections 4850N, 4900N, 4950N and 5000N appears to represent a branching-off of the AD-212 mineralization towards the east, since only subsidiary vertical feeders seem to exist for this mineralization on the respective sections. This branch of mineralization increases in elevation from section to section, compounded by faulting associated with Pooh Creek.

Additional to this eastward branching-off is a spreading-out of the mineralization towards the south, within the oxide zone. It is prevented from spreading to the north by a large massive (i.e. without crackle-brecciation) barren phreatic breccia body with associated silica+/-alunite+/-pyrophyllite alteration. This southern, lower-grade horizontal mineralization may also have some subsidiary feeders contributing to it.

Gold is hosted within both the oxide and sulphide facies with higher grades being located within the oxidized horizon. Oxidation reaches a depth of up to 150m below the topographic high of the hill. At Deli Dagi there is also a significant “transition zone” component, where sulphides are partially oxidized and neither oxide nor sulphide are clearly dominant. Hole AD-212 intersected a wide interval of transition zone material.

A new 43-101 compliant resource has been calculated for the zone and is documented in Section 16.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	53

Figure 28: Deli Dagi Simplified Cross-Section Showing Outline of Gold Zones (Looking Northeast)

Figure 29: Deli Dagi Simplified Long-Section Showing Outline of Gold Zones (Looking North)

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	54

10.13	IHLAMUR RIDGE ZONE

Between March 23, 2006 and April 6, 2007, a total of 620 metres of drilling was conducted in one diamond and three RC holes at the Ihlamur Ridge target (Figure 30 and Table 8) . Ihlamur Ridge is a spur on the north side of Aği Daği mountain, approximately 1 km west of the Deli Dagi zone. Its flanks are marked by silicified outcrops anomalous in gold, some of which have been hydrothermally brecciated and exhibit abundant Fe-oxides . A soil anomaly also exists at the western base of the ridge, probably representing transported material from a higher elevation. Hole A-191 tested the central part of the ridge while A-188 and A-193 tested the flanks. AD-288 tested farther to the south, where the Ihlamur ridge meets the main mass of the Aği Daği mountain.

Table 7: Ihlamur Ridge Zone – 2006-07 Drill Summary with Significant Assays

	Hole	Easting	Northing	Elev	Az	Dip	Depth	Remarks
1	A-188	495696	4415711	691	320	-60	128	0.69 gt Au/3.00m
2	A-191	495779	4415783	676	0	-80	169	0.58 gt Au/51 .00m
3	A-193	495813	4415671	692	180	-60	126	0.51 gt Au/4.50m
4	AD-288	495894	4415362	742	310	-60	198	Results pending
							620

Figure 30: Ihlamur Ridge Zone – Plan Map of 2005 Drilling

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	55

Ihlamur Ridge Summary

The limited amount of drilling combined with the fact that most of the drilling was reverse-circulation make it difficult to provide a robust geological model. Hole A-191 intersected a wide zone of low-grade mineralization. Silicification was moderate to strong in this hole, as was the amount of Fe-oxides.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	56

11	SAMPLING METHOD AND APPROACH

11.1	CORE DRILLING AND LOGGING

Three diamond drilling programs have been performed on the Aği Daği project from July 2004 to April 2007. For the first program, Spectra Jeotek of Ankara, Turkey was contracted to drill, using two diamond core drills and one reserve-circulation drill. During 2004, a total of 5,836 meters of drilling occurred in 38 holes on Aği Daği between July and December.

The 2005 program was completed using another drill contractor, Orta Dogu Drilling, who used three diamond core drills and one reverse-circulation drill. A total of 10,684 meters were drilled in 59 holes between February and December.

The on-going 2006-07 program is also being conducted by Orta Dogu Drilling, using up to five diamond core drills, and one reverse-circulation drill. A total of 23,050 meters has been drilled in 129 holes between March 23, 2006 and April 6, 2007.

All drilling is supervised by Fronteer/TCAM technical staff and general industry standards in all matters are followed.

All proposed drill collars are surveyed using a theodolite Total Station. Control is relative to established survey points across the property. Drills are set up under the direct supervision of Fronteer/TCAM staff .

Drill holes are collared in PQ or HQ diameter core. The holes are reduced to NQ diameter if problems are encountered due to difficult ground conditions. In rare cases, holes are further reduced to BQ diameter. Core is placed in plastic boxes with depth markers every drill run (up to 3 meters). Boxes are securely sealed and delivered to the local core facility at least once a day by the drill contractor. Downhole survey tests using a Flex-It tool are taken at 50-75 meter intervals. Casing is removed after drilling is completed; however, in a number of instances the casing has not been recoverable. Core logging procedures follow industry standards and a defined sample protocol.

11.2	DRILL CORE SAMPLING

All samples collected by Fronteer/TCAM during drill programs on Aği Daği were subjected to a quality control procedure that ensured best practice in the handling, sampling, analysis and storage of the drill core. All drill holes were sampled and assayed continuously. Samples intervals were selected on a geological basis and typically varied between 0.5 and 1.0 meters in length. Very occasionally, sample intervals were less than this (to a minimum of 0.30 meters) on specific,

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	57

narrow geological features, and where the rock was obviously barren, the interval was increased to 1.5 metres . Core was split lengthwise using a rock-saw, with one half of the core being submitted for assaying.

Sample intervals did not continue across areas with no core recovery.

11.3	REVERSE-CIRCULATION DRILL SAMPLING

Reverse-circulation core samples were collected and split using a 24-slot rotary splitter at the drill site and then sealed in plastic bags . The reverse-circulation drill samples were collected continuously at 1.5 meter intervals . The splitter was cleaned between each sample using compressed-air. The RC drill samples were taken by Fronteer/TCAM personnel with the supervision of a Fronteer/TCAM geologist.

11.4	ANALYSIS FOR GOLD

Two laboratories have analyzed the rocks from the Agi Dagi Gold Property. Global Discovery Laboratories of Vancouver for ICP analysis and a fire assay with atomic absorption for gold and ALS Chemex Laboratories of Vancouver determines gold by fire-assay fusion with atomic absorption spectroscopy, as well as 34 elements by aqua regia acid digestion ICPAES.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	58

12	SAMPLE PREPARATION, ANALYSES AND SECURITY

12.1	DRILL CORE

Samples of drill core were cut by a diamond-blade rock-saw, with one-half of the sawn core placed in individually-sealed cloth bags and the remaining half placed back in the original core box. Samples were prepared by local contract laborers trained and supervised by Fronteer/TCAM personnel, at a facility near the Agi Dagi Gold Property. The retained core is stored in a secure building at the Sögütalan core facility.

12.2	SHIPPING

Samples were shipped by an independent transport company in woven plastic bags for sample preparation to the ALS-Chemex preparation laboratories in Izmir, Turkey. After the samples were processed, the pulps were sent by an independent transport to Vancouver, Canada to one of two labs (Global Discovery or ALS Chemex) for analysis. Rejects and pulps are stored onsite at the Sogultalan core shack.

Notification of receipt of sample shipments by the laboratory is confirmed by electronic mail. No problems were encountered in transport during the program.

12.3	ASSAY LABORATORY

Samples were prepared and processed at the ALS Chemex preparation laboratories in Izmir, Turkey. After these samples were processed, the pulps were sent by an independent transport to Vancouver, Canada to one of two labs (Global Discovery or ALS -Chemex) for analysis.

ALS Chemex and Global Discovery laboratories operate according to the guidelines set out in ISO/IEC Guide 25 – “General requirements for the competence of calibration and testing laboratories”.

12.4	SAMPLE PREPARATION

Individual core samples typically ranged from 0.5 kg to 2 kg in weight, while reverse-circulation core samples ranged from 8 kg to 12 kg. The entire sample was crushed to 2mm size in an oscillating steel jaw crusher. A split of approximately 250g is pulverized in a chrome steel ring mill. Coarse reject is bagged and stored. Pulps are shipped to Canada for analysis at one of the following laboratories: ALS Chemex in North Vancouver or GDL laboratories in Vancouver. Check assays are analysed at Acme Labs in Vancouver.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	59

12.5	ASSAY PROCEDURES

Two main labs were used for multi-element and gold analyses, Global Discovery Labs and ALS Chemex Labs. Acme Labs was used for check assays for gold only, using fire-assay techniques.

Global Discovery Labs

Au was determined by fire-assay fusion of a 30 g sub -sample with atomic absorption spectroscopy.

Samples were analyzed for 27 elements (Ag, Al, As, Ba, Bi, Ca, Cd, Co, Cr, Cu, Fe, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sr, Ti, V, W, and Zn) by aqua regia digestion (ICP) atomic emission spectroscopy. Over limits of greater than 10, 000 ppm Cu, Pb, and Zn were determined by ore grade assay ICP analysis.

ALS-Chemex

Au was determined by fire-assay fusion of a 50 g sub -sample with atomic absorption spectroscopy.

Ag, Al, As, B, Ba, Be, Bi, Ca, Cd, Co, Cr, Cu, Fe, Ga, Hg, K, La, Mg, Mn, Mo, Na, Ni, P, Pb, Sb, Sc, Sr, Tl, Ti, U, V, W, and Zn were analyzed by aqua regia digestion (ICP) atomic emission spectroscopy. The elements Cu, Pb, and Zn were determined by ore grade assay for samples that returned values >10,000 ppm by ICP analysis.

Results are reported electronically to the project site in Sögütalan, with Assay Certificates filed and catalogued at the Teck-Cominco office in Ankara, Turkey.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	60

13	DATA VERIFICATION

13.1	STANDARDS

Standards were used to test the accuracy of the assays and to monitor the consistency of the laboratory’s operation. The five standards used were bought from CDN Resource Laboratories Ltd. These standards were randomly inserted into the sample sequences approximately every 20 samples.

A total of 885 standards were analyzed during the duration of the program (Table 9). The results of these analyses are presented in Charts 1 and 2 and generally fall within the accepted range of 2 standard deviations.

All standard failures have been investigated and resolved, usually by having sample batches associated with the failed standard reanalyzed.

Table 8: List of Standards used at the Aği Daği Project

Standard	Gold concentration	# Used
CDN-GS-2A	Gold concentration: 2.04 ± 0.19 g/t	148
CDN-GS-5B	Gold concentration: 4.83 ± 0.38 g/t	225
CDN-GS-P3	Gold concentration: 0.30 ± 0.04 g/t	188
CDN-GS-P5	Gold concentration: 0.525 ± 0.042 g/t	264
CDN-GS-1P5	Gold concentration: 1.58 ± 0.16 g/t	60
	Total Standards Used	885

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	61

Chart 1 Aği Daği– Standard Data Correlation – ALSChemex Labs

Chart 2 Aği Daği– Standard Data Correlation – GDL Laboratories

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	62

13.2	BLANKS

Blanks are used to check the cleanliness of the laboratory and should produce negligible gold results on a consistent basis. At Aği Daği approximately every 20th sample within a sample series is a blank composed of barren marble.

A total of 903 blanks were analyzed during the drill program. The results of these analyses are presented in Charts 3 and 4. The vast majority of blanks returned values less than 0.005 ppm Au. Ten analyses (1% of all blanks analyzed) did however fail with values greater than 0.01 ppm; the sample batches associated with three of these failures were reanalyzed (using the coarse rejects), while the batches from seven others are being resubmitted.

Chart 3 Agi Dagi Gold Property – Blank Data Results- ALSChemex Labs

Chart 4 Agi Dagi Gold Property – Blank Data Results- GDL Labs

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	63

13.3	DUPLICATES

Duplicate samples are used to monitor sample batches for potential mix-ups and to monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples were initially ¼ -split cores done on-site before the sample left camp. As of August 2006, the procedure was changed so that the duplicate samples are now two pieces of ½-split core. Duplicate field samples are taken every 20 samples within the sample series.

A total of 898 field duplicates were analyzed during the Drill Program. The results of these analyses are presented in Charts 5 to 7 and all fall within acceptable limits once the values start exceeding 0.5 g/t Au.

Chart 5 Aği Daği- ALSChemex Labs – Field Duplicates

Chart 6 Aği Daği- GDL Labs – Field Duplicates

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	64

Chart 7 Aği Daği– Crush Duplicates- Original vs. Duplicates

13.4	CHECK ASSAYS

Five percent of all assayed sample pulps, as well as pulps of samples from drill holes which have returned exceptional results are sent to a second laboratory for analysis . This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project. This work is taking place at Acme Analytical Laboratories in Vancouver. The final analysis of these samples show a good correlation between labs for gold analysis values greater than 0.5 g/t ( Chart 8 ).

Chart 8 Aği Daği– Check Assays – Original vs. Acme Labs

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	65

13.5	QA/QC PROBLEMS AND SOLUTIONS

The major challenge in obtaining reliable data at the Aği Daği Project for resource calculation has been core and RC-chip recovery. The nature of the mineralized rock – Fe-oxidized hydrothermally- brecciated/fractured silicified volcanics or phreatic breccia – has often made 100% recovery difficult to achieve.

A number of drill techniques have been experimented with over the course of recent drill programs in an attempt to improve recoveries, and an experienced drill-supervisor is on the TCAM staff to ensure recoveries are maximized.

In many cases holes are re-drilled in an attempt to improve recovery.

Results from 2004 hole AD-152 were removed from the database due to unacceptably poor recovery in the mineralized zones .

Assay results from three early drill holes, A-9, AD-12 and AD-13, were removed from the database as their exact collar locations were uncertain. Hole AD-284 was drilled in the vicinity of AD-12 and AD-13, which were proximal to each other, to replace these two holes. A-9 did not intersect significant mineralization.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	66

14	ADJACENT PROPERTIES

No information concerning adjacent properties is presented in this report.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	67

15	MINERAL PROCESSING AND METALLURGICAL TESTING

In 1998, preliminary metallurgical tests including bottle rolls and column tests were completed by Kappes, Cassiday & Associates Limited in Reno, Nevada using 9 chip samples from reverse- circulation drill holes A-7, A-9, A-20 and A-21. Recoveries better than 93% were obtained from bottle roll tests on the 9 samples using minus 0.15 mm material and a leach time of 2 days . An average rate of recovery greater than 87 % was obtained for 4 composite chip samples using minus 4 mm material, a leach time of 15 to 25 days and a solution to ore ratio of 2:1.

In 2005, six large 140-250 kilogram samples were taken for metallurgical sampling. Three of these samples were from drilling in three distinct areas of the Deli Dagi resource area, two were drilled in the Baba Dagi resource area, and the final sample was a trench sample also in the Baba Dagi zone. These samples were first logged, sampled and assayed before the high-grade composites were shipped to Kappes, Cassiday and Associates in Reno, Nevada for bottle roll and column leach tests. A final report detailing the test results was provided by Kappes, Cassiday in July 2006.

The average extraction from the bottle roll leach tests was 93% gold and 50% silver after 2 days of leaching on pulverized material. Sodium cyanide consumption averaged 0.24 kg NaCN/MT and hydrated lime consumption averaged 2.8 kg Ca(OH)2/MT ( Table 10 ).

Table 9: Aği Daği 2005-06 Cyanide Bottle Roll Leach Test Results, Au

Hole ID	Interval, metres	Sample Description	Location	Calculated Head, gms Au/MT	Extracted, gms Au/MT	Avg. Tails, gms Au/MT	Extracted, %Au	Days of Leach	Consumption NaCN, kg/MT	Addition Hydrated Lime, kg/MT
AD-154	81.0-102.0	High Grade	Deli Dagi	2.63	2.48	0.16	94	2	0.16	3.0
AD-155	129.3-180.9	Low Grade	Baba Dagi	0.67	0.60	0.07	90	2	0.09	3.0
AD-156	86.2-122.3	Low Grade	Deli Dagi	0.54	0.49	0.05	91	2	0.35	3.0
AD-158	69.5-98.05	Low Grade	Baba Dagi	0.43	0.38	0.05	88	2	0.16	2.0
AD-162	67.0-106.0	High Grade	Deli Dagi	3.94	3.80	0.14	96	2	0.33	2.0
Trench	Pit 1-17	High Grade	Baba Dagi	2.58	2.53	0.05	98	2	0.33	4.0

The average gold extraction from the coarse crush size column leach tests (100% minus 31.5 millimeters) was 90% after 41 days of leaching (Chart 9). This recovery is based upon an average calculated head grade of 1.89 gms Au/MT. Sodium cyanide consumption for the coarse crush size columns averaged 0.18 kg NaCN/MT and 2.00 kg/MT Ca(OH)2 with no cement addition.

The average gold extraction from the fine crush size column leach tests (100% minus 9.5 millimeters) was 91% after 41 days of leaching. This recovery is based upon an average

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	68

calculated head grade of 1.96 gms Au/MT. Sodium cyanide consumption for the Aği Daği fine crush size columns averaged 0.38 kg NaCN/MT and 0.17 kg/MT Ca(OH)2 with 2.5 kg/MT cement addition in agglomeration.

Chart 9 Aği Daği 2005-06 Column Leach Test Results, Au

In early 2007 core and RC reject sample material from three Deli Dagi drill holes was shipped to Canada for further bottle roll testing under the supervision of a Teck-Cominco metallurgist. These samples include both oxide and sulphide Au-mineralized material. Testing commenced in April; results are pending.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	69

16	MINERAL RESOURCE ESTIMATE

16.1	INTRODUCTION

The mineral resources for the Aği Daği deposit have been re-estimated to incorporate new information from more than 23,000 metres of new drilling in 129 drill holes since the previous estimate of March 23, 2006, up to a cut-off date of April 6, 2007. This new drilling comprises a mix of infill and step-out drill holes in the two resource areas: the Deli and Baba zones, and have expanded the understanding and extents of the known mineralization.

The estimates are based on a combination of Ordinary Kriging (OK) and Inverse Distance Squared (ID2) in the Deli Zone and ID2 in the Baba Zone. In both cases, gold and silver grades were interpolated into block models coded with oxide and sulphide resource domains, each of which were constrained with gold grade shells generated using Leapfrog software. Data used in the estimates consist of composite values generated from capped gold and silver grades, some of which were omitted on the basis of poor core recoveries. Density data measurements were interpolated into each block model using ID2. The resulting block estimates were classified into Measured, Indicated and Inferred mineral resource categories on the basis of average distance and number of drill holes used for each block estimate.

The Mineral Resource estimate described herein is considered to be a reasonable representation of the contained mineralization as it is currently understood, and no explicit allowances have been made for mining and or metallurgical recoveries . There is no guarantee that a Mineral Resource will become a Mineral Reserve.

16.2	RESOURCE MODEL

Two resource areas are currently defined in the Aği Daği deposit: the Deli Zone and the Baba Zone (Figure 31). Gold mineralization in each zone is primarily controlled by structural discontinuities in the deposit host rocks, which serve to focus vuggy silica alteration, various types of hydrothermal breccias, and the intrusion of phreatic breccia bodies. These discontinuities are variably mineralized and occur at a variety of scales and orientations. At Deli, the principal gold- bearing structures are both steep and sub -horizontal, with the former possibly dominating in the south and west, and the latter in the central and eastern portions. At Baba, the principal gold- bearing structures appear to be controlled by an upward-flaring, conical(?) phreatic breccia pipe, with no obvious preferred orientation for the mineralization.

The geometrical complexities of the gold mineralization in both deposits proved too difficult to model discretely at the current scale of observation. In order to constrain the mineralization for the

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	70

purposes of resource estimation, gold grade isosurfaces were generated using an isotropic interpolation in Leapfrog software at a grade of 0.25 g/t Au for the Deli Zone (Figure 32) and 0.15 g/t Au for the Baba Zone (Figure 33).

Figure 31: Plan view of Aği Daği deposit showing distribution from east to west of the Baba,
Firetower and Deli zones,

As defined by Leapfrog grade shells (yellow = 0.15 g/t Au, red = 0.25 g/t Au).

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	71

Figure 32: Oblique southeast view of the Deli Zone resource domains.

Figure 33: Oblique southeast view of Baba Zone resource domains.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	72

These grade shells serve to limit the global extrapolation of grades to within reasonable distances, but also includes an implicit allowance for mining dilution since barren intervals between the unmodeled structures are treated equally in the estimation process, and interpolated along with the mineralized intervals. As such, it is expected that grades would improve significantly with discrete modeling of mineralized domains within the deposit.

Secondary oxidation of the primary sulphide mineralization has affected the bulk of the known mineralization in the Aği Daği deposit. The oxide alteration appears to be structurally-controlled, penetrating to greater depths in the vicinity of faults, and can be very irregular with a gradational or transitional boundary with the lower sulphide mineralization. At Deli, some sulphide zones are also preserved within the upper oxide domain in areas of intense silicification, whereas at Baba, oxidation is more pervasive and almost all of the known mineralization is contained within the oxide domain. While variably developed, oxide mineralization is more or less pervasive at shallower depths from 50 to 200 metres, and for simplicity, has been modeled as a single domain in both zones of the deposit (Figure 34 and 35). The base of the oxidized horizons were hand-digitized from drill logs on a section by section basis, and used to clip the Leapfrog grade shells into oxide and sulphide domains. The resulting oxide and sulphide domains were treated separately as hard boundaries in the estimation process.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	73

Figure 34: Cross-section through the central portion of the Deli Zone showing outlines of the oxide and sulphide resource domains,

The base of the oxide horizon (blue line), relative to assay data and logged oxide (red), transition (cyan)
and sulphide (yellow) zones. Colour coding (g/t Au) = 0.3 -0.5 blue, 0.5 -0.75 green, 0.75 -1.0 cyan, 1.0 -5.0 red, >5.0 magenta; red polyline = oxide zone, yellow polyline = sulphide zone).

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	74

Figure 35: Cross-section through the central portion of the Baba Zone
Showing oxide and sulphide resource domains and the base of oxide horizon (blue), relative to assay data and logged oxide, transition and sulphide zones. Colour coding as Figure 34.

16.3	DATA

The assay database is currently compiled and managed by the project operator, Teck Cominco. The data are continually scrutinized under a rigorous QAQC program, overseen by experienced and qualified Teck Cominco geologists, and periodically doubled checked by Fronteer geologists on site in Turkey. Recent database audits have identified and corrected a number of minor transcription and data translation errors associated with database construction. The author is confident that the data quality is more than adequate for use in resource estimation.

The assay database for Aği Daği contains more than 29,000 historical and current assay values for both gold and silver, split almost evenly between the Deli and Baba zones. At Deli, 4,444 assays were captured within the 0.25 g/t Au Leapfrog isosurface, predominantly in the oxide domain (Table 11), and at Baba, 5,147 were captured within the 0.15 g/t Au grade shell (Table 12), also mostly in the oxide domain.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	75

Table 10: Descriptive statistics for the Deli Zone data by resource domain

		Au			Ag
	Assays	Oxide	Sulphide	Assays	Oxide	Sulphide
Mean	0.31	0.81	0.77	3.33	7.30	5.28
Standard Deviation	0.98	1.73	1.36	15.58	17.73	9.26
CV	3.22	2.14	1.77	4.68	2.43	1.75
Minimum	0.000	0.001	0.001	0.00	0.00	0.01
Maximum	25.68	25. 68	11.70	1270.00	247.00	76. 30
Count	15,841	4,165	279	15,841	4,165	279

Table 11: Descriptive statistics for the Baba Zone data by resource domain

		Au			Ag
	Assays	Oxide	Sulphide	Assays	Oxide	Sulphide
Mean	0.18	0.38	0.26	0.37	0.65	0.26
Standard Dev iation	0.40	0.61	0.26	4.00	6.70	0.39
CV	2.20	1.58	1.00	10.79	10.24	1.49
Minimum	0.000	0.000	0.000	0.00	0.00	0.00
Maximum	9.72	9.72	2.66	297.00	297.00	2.80
Count	13,578	4,599	548	13,578	4,599	548

16. 3. 1	Grade Capping

The Aği Daği assay database contains a number of high grade gold and silver intervals. In order to reduce the influence of these high grade outliers on the grade interpolations, they were capped to more reasonable levels using their distribution on cumulative probability curves. At Deli, all gold grades were capped to 13 g/t Au, resulting in the reduction of 14 sample gold grades in oxides, but none in the sulphides (Table 13). Silver grades were capped at 200 g/t Ag, resulting in the grade reduction of 2 samples in the oxide domain and none in sulphides. At Baba, gold was capped to a maximum of 7 g/t Au in oxides and 1.5 g/t Au in sulphides ( Table 14 ). Silver grades were similarly capped at 45 and 2 g/t Au, respectively. The grade capping produced negligible differences to the original assay data, with the exception of the average silver grades in the Baba oxide domain, which resulted in a 26% drop in grade after capping.

Table 12: Descriptive statistics for grade capping in the Deli Zone by resource domain

			Au				Ag
	Oxide	%Diff	Sulphide	% Diff	Oxide	% Diff	Sulphide	%Diff
Mean	0.80	-0. 01	0.77	0.00	7.29	0.00	5.28	0.00
Standard Deviation	1.61		1.36		17. 54		9.26
CV	2.03		1.77		2.41		1.75
Minimum	0.001		0.001		0.00		0.01
Maximum	13.00		11. 70		200. 00		76.30
Count	4,165		279		4,165		279
Capped data	14		0		2		0

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	76

Table 13: Descriptive statistics for grade capping in the Baba Zone by resource domain

			Au				Ag
	Oxide	% Diff	Sulphide	% Diff	Oxide	% Diff	Sulphide	% Diff
Mean	0.37	-0.02	0.26	-0.03	0.49	-0.26	0.26	-0.02
Standard Deviation	0.57		0.25		2.19		0.38
CV	1.53		0.96		4.50		1.49
Minimum	0.000		0.000		0.00		0.00
Maximum	7.00		1.50		45.00		2.00
Count	4,599		548		4,599		548
Capped data	6		4		6		4

16. 3. 2	Composites

The standard sample length at Aği Daği is 0.5 to 1.0 metres, with some allowance between 0.3-1.5 metres to honour geological contacts and/or barren material. All sample intervals were composited at 2.0 metre intervals over the entire length of each drill hole. Compositing was applied to capped gold and silver grades to avoid unneccessary smearing of the grade outliers . The compositing process resulted in negligible differences in the average gold (Table 15) and silver ( Table 16 ) grades in the oxide domain at Deli, but caused a significant drop in the gold and silver grades in the sulphide zone due to a number of the higher grade assay intervals being less than 2.0 metres with adjacent low grade samples . A similar effect is observed at Baba, where both gold (Table 17 ) and silver (Table 18) grades dropped significantly in the oxide and sulphide domains as a result of compositing.

Core drilling at Aği Daği has struggled with poor recoveries, particularly in the more intensely silicified portions of the Deli Zone, where more than 15% of the composite intervals fall within intervals with less than 50% core recovery. The reliability of these poorly sampled intervals is uncertain, and they were therefore removed from the composite data for estimation purposes . Only those composite intervals from drill runs that returned greater than 50% recovery (2m comps GT50, in Tables 15-18 ) were retained in the oxide and sulphide resource domains. This caused negligible reductions in the average grades in the Deli Zone, but a sharp reduction in the average oxide silver grade at Baba, which implies that the poorly sampled intervals have a positive bias and should be removed. However, silver grades in the Baba Zone are very low to begin with and do not contribute significantly to the Aği Daği resource.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	77

Table 14: Descriptive statistics for 2 metre Au composites in the Deli Zone

			Oxide					Sulphide
	Capped	2m comps	% Diff	2m comps GT50*	% Diff	Capped	2m comps	% Diff	2m comps GT50*	% Diff
Mean	0.80	0.77	-0.03	0.78	0.01	0.77	0.66	-0.14	0.66	0.01
Standard Deviation	1.61	1.46		1.47		1.36	1.09		1.12
CV	2.03	1.90		1.88		1.77	1.66		1.70
Minimum	0.001	0.001		0.001		0.001	0.001		0.001
Maximum	13.00	13.00		12.64		11.70	8.85		8.85
Count	4,165	2,305		1,964		279	155		145
Rejected data	0	0		341		0	0		10

*GT50 = core samples with less than 50% recovery omitted

Table 15: Descriptive statistics for 2 metre Ag composites in the Deli Zone

			Oxide					Sulphide
	Capped	2m comps	% Diff	2m comps GT50*	% Diff	Capped	2m comps	% Diff	2m comps GT50*	% Diff
Mean	7.29	6.98	-0.04	7.08	0.01	5.28	4.46	-0.15	4.49	0.01
Standard Deviation	17.54	15.99		16.27		9.26	6.74		6.94
CV	2.41	2.29		2.30		1.75	1.51		1.54
Minimum	0.00	0.01		0.01		0.01	0.01		0.01
Maximum	200.00	189.13		189.13		76.30	37.60		37. 60
Count	4,165	2,305		1,964		279	155		145
Rejected data	0	0		341		0	0		10

*GT50 = core samples with less than 50% recovery omitted

Table 16: Descriptive statistics for 2 metre Au composites in the Baba Zone

			Oxide					Sulphide
	Capped	2m comps	% Diff	2m comps GT50*	% Diff	Capped	2m comps	% Diff	2m comps GT50*	% Diff
Mean	0.37	0.41	0.09	0.41	0.00	0.26	0.24	-0.06	0.24	0.01
Standard Deviation	0.57	0.55		0.54		0.25	0.21		0.22
CV	1.53	1.34		1.33		0.96	0.85		0.88
Minimum	0.000	0.001		0.001		0.000	0.001		0.001
Maximum	7.00	7.00		7.00		1.50	1.50		1.50
Count	4,599	3,605		3,369		548	332		326
Rejected data	0	0		236		0	0		6

*GT50 = core samples with less than 50% recovery omitted

Table 17: Descriptive statistics for 2 metre Ag composites in the Baba Zone

			Oxide					Sulphide
	Capped	2m comps	% Diff	2m comps GT50*	% Diff	Capped	2m comps	% Diff	2m comps GT50*	% Diff
Mean	0.49	0.50	0.03	0.45	-0. 11	0.26	0.25	-0.05	0.24	-0.02
Standard Deviation	2.19	1.97		1.55		0.38	0.35		0.35
CV	4.50	3.94		3.47		1.49	1.43		1.44
Minimum	0.00	0.01		0.01		0.00	0.01		0.01
Maximum	45.00	45.00		45.00		2.00	2.00		2.00
Count	4,599	3,605		3,369		548	332		326
Rejected data	0	0		236		0	0		6

*GT50 = core samples with less than 50% recovery omitted

Figures 36 and 37 show log-frequency histograms comparing gold grades from all assay data with those of the composites used in the resource estimate for each zone.The composite data compare well up to about 6 g/t Au at Deli, and about 4 g/t Au at Baba, with some of the higher grades not represented in the composite data. Since these higher grade assays either represent narrow (<2m) samples, or poor recoveries (<50%), their exclusion from the interpolation process is considered appropriate.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	78

Figure 36: Histogram comparing the log-scale data distributions of all Deli Zone assay data and the 2m composites used in the resource estimate.

Figure 37: Histogram comparing the log-scale data distributions of all Baba Zone assay data and the 2m composites used in the resource estimate.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	79

16.4	ESTIMATION METHODOLOGY

16. 4. 1	Block Model

The average drill hole spacing in the Deli and Baba zones is approximately 60 to 80 metres over most of the deposit . Composite samples are 2 metres long over the entire length of each hole.given this data distribution, and the fact that each zone is likely to be most amenable to an open pit mining method, a block size of 20x20x10 metres was chosen for each block model. The block models are rotated towards an azimuth of 040 ° to match the principal orientations of the deposit and the dominant drilling direction. The coordinates of the origin and dimensions of the block models are listed in Tables 19 and 20 .

Table 18: Deli Zone block model properties

	X	496,000
Origin	Y	4,415,450
	Z	900
Rotation		-40
Block Size (XYZ)		20x20x10
#blocks (XYZ)		70x85x60

Table 19: Baba Zone block model properties

	X	494,000
Origin	Y	4,413,700
	Z	1000
Rotation		-40
Block Size (XYZ)		20x20x10
#blocks (XYZ)		70x110x50

16. 4. 2	Estimation Parameters

Grades were interpolated into the Deli and Baba zone block model in a single pass, using OK in the Deli oxide domain and ID2 in the Deli sulphides and both Baba zone domains . The search ellipsoids were defined on the basis of modeled grade continuity, and radii matching approximately 90% of the sill ranges defined by the semi-variogram models were chosen. At Deli, the search radii were reduced by a half for the high grade (>5 g/t Au) composites, in order to limit the smearing of high grades beyond reasonable distances (Table 21). The longest range of the search ellipsoids for gold in the Deli Zone is oriented at an azimuth of 105°, with a semi-major axis at 015°. At Baba, the longest ranges are vertical with a semi-major axis at 045° ( Table 22 ). Search ellipsoids used for silver are the same as those used for the gold estimates. A hard boundary was used in both zones between the oxide and sulphide domains to avoid spreading of the high oxide grades into the low grade sulphide domain, and vice versa.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	80

The number of samples used for each estimate was limited to a maximum of 16 and minimum of 4, with a maximum of 4 samples per drill hole.

Table 20: Search parameters used for Deli Zone estimates

Domain	Rotations (ZYZ)				Search Radii			Samples
	around Z	around Y	around Z	X'	Y'	Z'	Min	Max	# per dh
Oxide	0	-15	0	140	70	40	4	16	4
Oxide HG*	0	-15	0	70	35	20	4	16	4
Sulphide	0	-15	0	150	90	60	4	16	4

*High Grade = >5 g/t Au
Pre-rotation axes orientations: X = east, Y = north, Z = vertical
Rotations: +ve about Y is from Z towards X

Table 21: Search parameters used for Baba Zone estimates

Domain	Rotations (ZYZ)				Search Radii			Samples
	around Z	around Y	around Z	X'	Y'	Z'	Min	Max	# per dh
Oxide	-45	0	0	80	100	120	4	16	4
Sulphide	-45	0	0	80	100	120	4	16	4

Pre-rotation axes orientations: X = east, Y = north, Z = vertical
Rotations: +ve about Z is from X towards Y

16. 4. 3	Variography

Semi-variogram models were produced for gold and silver grades in the Deli Zone oxide domain by Marek Nowak, P.Eng., at SRK Consulting in Vancouver, using Sage software. The resultant models are described in Table 23 (exponential models use practical ranges).

Table 22: Semi-variogram models used for Deli Zone estimates

	Domain	Model Type	Sill	Rotations (ZYZ)				Ranges
				around Z	around Y	around Z	X'	Y'	Z'
		Nugget effect	0.08
Au	Oxide	C1 (exp)	0.70	0	-15	0	110	70	40
		C2 (exp)	0.22	0	-15	0	400	150	100
		Nugget effect	0.25
Ag	Oxide	C1 (exp)	0.75	0	-15	0	130	60	40

Pre-rotation axes orientations: X = east, Y = north, Z = vertical
Rotations: +ve about Y is from Z towards X

Mineralization in the Deli zone sulphide domain and both domains in the Baba zone showed some continuity in a northeast direction, but did not produce reliable variogram models. These areas were therefore estimated using a simple ID2 interpolation within the defined search ellipsoids, and also used hard boundaries between the oxide and sulphide domains.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	81

16.5	BULK DENSITY

Bulk density measurements of selected core samples were made on site using the water displacement method (i.e. weight in air/(weight in air – weight in water)). Not all of the samples were waxed prior to submersion in water. Waxing of the samples ensures that the porosity of the sample does not reduce the amount of water displaced and thereby artificially inflate the resultant density. Aği Daği mineralization can be quite porous, particularly in the higher grade vuggy silica zones, so it is important to account for this by waxing the samples; however, all density measurements were treated equally in this estimate.

A total of 2,191 bulk density measurements at Deli, and 1,681 at Baba, separated into oxide and sulphide domains, were used to interpolate densities into the block model. The interpolation used the nearest neighbour method within a broad isotropic search ellipsoid (radius = 300 metres). The results of the block model interpolation are summarized in Tables 24 and 25 , and agree with the measured data to within approximately +/-1%.

Table 23: Descriptive statistics for bulk density measurements in the Deli Zone

	Measured		Block Model
	Oxide	Sulphide	Oxide	Sulphide
Mean	2.48	2.62	2.50	2.61
Standard Deviation	0.15	0.22	0.10	0.15
CV	0.06	0.08	0.04	0.06
Minimum	1.55	2.12	2.10	2.20
Maximum	3.45	3.34	2.87	3.06
Count	2,191	144	8,249	786

Table 24: Descriptive statistics for bulk density measurements in the Baba Zone

	Measured		Block Model
	Oxide	Sulphide	Oxide	Sulphide
Mean	2.45	2. 57	2.47	2. 60
Standard Deviation	0.19	0. 13	0.11	0. 08
CV	0.08	0. 05	0.04	0. 03
Mini mum	1.83	2. 22	2.01	2. 30
Maximum	6.15	2. 93	3.07	2. 82
Count	1,681	225	14,603	4,369

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	82

16.6	INTERPOLATION RESULTS

16. 6. 1	Block Model Views

Figures 38 and 39 show plan and 3D oblique views, respectively, of the final block model estimates of the Deli Zone.

Figure 38: Plan view of Deli Zone block model coloured by estimated Au grades.
Colour coding as in Figure 34.

Figure 39: Oblique southerly view of the Deli Zone block model coloured by estimated Au grades.
Colour coding as in Figure 34.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	83

Figures 40 and 41 show plan and 3D oblique views, respectively, of the final block model estimates of the Baba Zone.

Figure 40: Plan view of Baba Zone block model coloured by estimated Au grades.
Colour coding as in Figure 34.

Figure 41: Oblique southeasterly view of the Baba Zone block model coloured by estimated Au grades.
Colour coding as in Figure 34.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	84

16. 6. 2	Mineral Inventory

The interpolation results for both gold and silver in each resource domain are tabulated as mineral inventories at a range of cut-off grades in Tables 26-28 for the Deli Zone, and Tables 29-31 for the Baba zone.

Table 25: Mineral inventory for the Deli Zone oxide domain

Cut-off	Tonnes	Au (g/t)	Au (ozs)	Ag (g/t)	Ag (oxs)
0.10	60,132,082	0.71	1,373,949	7.54	14,578,158
0.20	50,751,054	0.81	1,327,540	8.51	13,881,815
0.30	40,153,158	0.96	1,242,228	9.90	12,773,713
0.40	31,747,556	1.13	1,149,456	11.51	11,744,736
0.50	25,789,233	1.28	1,063,744	13.15	10,902,209
0.60	21,452,460	1.43	987,337	14.74	10,166,452
0.70	17,775,029	1.59	910,537	16.47	9,411,577
0.80	15,188,811	1.74	848,394	18.05	8,815,416
0.90	12,473,909	1.93	774,774	20.67	8,287,990
1.00	11,042,851	2.06	731,055	22.12	7,852,858

Table 26: Mineral inventory for the Deli Zone sulphide domain

Cut-off	Tonnes	Au (g/t)	Au (ozs)	Ag (g/t)	Ag (oxs)
0.10	6,800,840	0.75	164,890	5.10	1,115,076
0.20	6,138,448	0.82	161,822	5.48	1,081,637
0.30	5,642,776	0.87	157,879	5.73	1,040,332
0.40	5,074,822	0.93	151,483	6.03	983,500
0.50	4,345,385	1.01	140,915	6.36	889,030
0.60	3,689,970	1.09	129,171	6.54	775,952
0.70	3,152,829	1.16	117,912	6.85	694,105
0.80	2,709,244	1.23	107,177	7.09	617,853
0.90	2,260,557	1.31	94,923	7.35	534,178
1.00	1,835,244	1.39	81,936	7.64	450,909

Table 27: Mineral inventory for combined oxide and sulphide resource domains in the Deli Zone

Cut-off	Tonnes	Au (g/t)	Au (ozs)	Ag (g/t)	Ag (oxs)
0.10	66,932,922	0.72	1,538,839	7.29	15,693,234
0.20	56,889,502	0.81	1,489,362	8.18	14,963,451
0.30	45,795,933	0.95	1,400,107	9.38	13,814,045
0.40	36,822,378	1.10	1,300,939	10.75	12,728,237
0.50	30,134,618	1.24	1,204,658	12.17	11,791,238
0.60	25,142,431	1.38	1,116,508	13.54	10,942,404
0.70	20,927,858	1.53	1,028,449	15.02	10,105,682
0.80	17,898,055	1.66	955,570	16.39	9,433,268
0.90	14,734,467	1.84	869,697	18.62	8,822,169
1.00	12,878,096	1.96	812,991	20.06	8,303,768

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	85

Table 28: Mineral inventory for the Baba Zone oxide domain

Cut-off	Tonnes	Au (g/t)	Au (ozs)	Ag (g/t)	Ag (oxs)
0.10	115,373,632	0. 38	1,411,965	0. 41	1,513,875
0.20	91,168,079	0. 44	1,289,978	0. 47	1,385,413
0.30	58,748,395	0. 55	1,031,721	0. 59	1,122,289
0.40	35,382,396	0. 68	771,637	0. 72	815,438
0.50	21,329,588	0. 83	572,372	0. 75	514,401
0.60	14,111,707	0. 98	445,438	0. 72	328,686
0.70	9,871,598	1. 13	357,456	0. 73	231,436
0.80	7,483,618	1. 25	300,194	0. 74	177,597
0.90	5,789,049	1. 36	253,839	0. 76	140,912
1.00	4,651,314	1. 47	219,164	0. 77	115,853

Table 29: Mineral inventory for the Baba Zone sulphide domain

Cut-off	Tonnes	Au (g/t)	Au (ozs)	Ag (g/t)	Ag (oxs)
0.10	34,761,936	0. 30	337,697	0. 28	314,507
0.20	24,694,065	0. 36	286,399	0. 32	253,349
0.30	14,505,588	0. 44	205,815	0. 33	153,722
0.40	6,206,350	0. 55	109,961	0. 46	91,160
0.50	2,770,503	0. 70	62,310	0. 40	35,408
0.60	1,535,002	0. 83	40,960	0. 36	18,010
0.70	969,567	0. 94	29,327	0. 35	10,852
0.80	516,038	1. 11	18,432	0. 25	4,095
0.90	362,745	1. 22	14,221	0. 21	2,481
1.00	320,442	1. 26	12,967	0. 19	1,969

Table 30: Mineral inventory for combined oxide and sulphide resource domains in the Baba Zone

Cut-off	Tonnes	Au (g/t)	Au (ozs)	Ag (g/t)	Ag (oxs)
0.10	150,135,568	0. 36	1,749,661	0. 38	1,828,382
0.20	115,862,144	0. 42	1,576,376	0. 44	1,638,762
0.30	73,253,983	0. 53	1,237,536	0. 54	1,276,011
0.40	41,588,745	0. 66	881,598	0. 68	906,598
0.50	24,100,090	0. 82	634,682	0. 71	549,809
0.60	15,646,710	0. 97	486,398	0. 69	346,696
0.70	10,841,166	1. 11	386,783	0. 70	242,287
0.80	7,999,656	1. 24	318,626	0. 71	181,691
0.90	6,151,794	1. 36	268,060	0. 72	143,392
1.00	4,971,756	1. 45	232,131	0. 74	117,823

16.7	BLOCK MODEL VALIDATION

The final gold estimates in the block models were checked against the underlying composite data to ensure consistency and reliability of the estimates . Three checks were conducted: (i) x-y scatter plots, (ii) swath plots, and (iii) visual comparisons. The results are summarized below.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	86

16. 7. 1	X-Y Scatter plot

The estimated grades of blocks that contain composite data were plotted against the grades of their contained composites in log-log space for both Deli and Baba ( Figures 42 and 43 ). The block estimates are slightly higher at low composite grades and lower at high composite grades. This reflects the expected smoothing effect of a kriged estimate and is an acceptable result.

Figure 42: Comparison of Deli Zone block estimates versus composites contained in the blocks(red line = 1:1 correlation).

Figure 43: Comparison of Baba Zone block estimates versus composites contained in the blocks(red line = 1:1 correlation).

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	87

16.7.2	Swath Plots

Composite gold grades were interpolated into the block models using the nearest neighbour method (NN) to compare with the OK estimates of gold grades along north-south (Deli: Figure 44; Baba: Figure 46 ) and east-west swaths (Deli: Figure 45; Baba: Figure 47 ). Each swath is 50 to 80 metres wide and includes the full vertical extent of the block model. The comparison shows that the OK estimates are generally smoother than the NN estimates (peaks not as high and troughs not as low), but there is a strong correlation between the location of the peaks and troughs in the deposit grades .

Figure 44: North-South swath plot comparing Au estimates from Ordinary Kriging (OK) and
Nearest Neighbour (NN) interpolation methods in the Deli Zone.
All block estimates shown (n=1137) are located within a 50 metre wide swath between 497375 and
497425 mE.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	88

Figure 45: East-West swath plot comparingAu estimates from Ordinary Kriging (OK) and
Nearest Neighbour (NN) interpolation methods in the Deli Zone.
All block estimates shown (n=2282) are located within a 80 metre wide swath between 4415760 and
4415840 mN.

Figure 46: North-South swath plot comparing Au estimates from ID2 and
Nearest Neighbour (NN) interpolation methods in the Baba Zone.
All block estimates shown (n=1614) are located within a 50 metre wide swath between 495000 and
495050 mE.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	89

Figure 47: East-West swath plot comparing Au estimates from ID2 and Nearest Neighbour
(NN) interpolation methods in the Baba Zone.
All block estimates shown (n=1411) are located within a 50 metre wide swath between 4413750 and
4413800 mN.

16. 7. 3	Visual Inspection

The block models were reviewed section by section to ensure that the estimated block grades correspond to the grades of the nearby composites (Figures 48 and 49). The distribution of high and low grade block estimates compare well with the composite data in both the Deli and Baba zone block models.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	90

Figure 48: NW-SE cross-sections through the central portion of the Deli Zone showing drillholes and assays (top) compared to block model grades and composites used for the estimates (bottom view). Colour coding as in Figure 34.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	91

Figure 49: NW-SE cross-sections through the central portion of Baba Zone showing drillholes and assays (top) compared to block model grades and composites used for the estimates (bottom view). Colour coding as in Figure 34.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	92

16.8	MINERAL RESOURCE CLASSIFICATION

The Mineral Resources were classified according to a combination of the number of drill holes and the average distance of the samples used in each estimate. In the Deli Zone, Measured and Indicated blocks require: (i) a minimum of two drill holes, and (ii) average distances from their samples of <35 and 35-70 metres, respectively. In the Baba Zone, Measured and Indicated blocks require: (i) a minimum of two drill holes, and (ii) average distances from their samples of <30 and 30-60 metres, respectively. These average distances correspond to ¼ and ½ the longest range of the gold variogram models. All other blocks report to the Inferred Mineral Resource categories for each zone.

The classified Mineral Resources for the Aği Daği deposit are reported at a cut -off grade of 0.5 g/t gold and tabulated for each resource zone and domain in Tables 32 and 33. This updated estimate corresponds to an overall increase of approximately 46% in the total Mineral Resources, comprised of an increase in the Measured and Indicated category of almost 550%, largely as a result of the conversion of last year’s Inferred Resources to Measured and Indicated categories, and a drop in the Inferred Mineral Resources of approximately 40%.

Table 31: Classified Mineral Resources for the Deli Zone, Aği Daği Deposit, Western Turkey, August 1, 2007

OXIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured	1,500,000	1.9	13.9	90,000	669,000	103,380
Indicated	16,600,000	1.2	10.6	636,000	5,661,000	749,220
Inferred	7,700,000	1.4	18.5	337,000	4,571,000	428,420

SULPHIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured	100,000	1.4	8.0	5,000	27,000	5,540
Indicated	1,700,000	1.0	6.5	56,000	365,000	63,300
Inferred	2,500,000	1.0	6.2	80,000	497,000	89,940

TOTAL RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured	1,600,000	1.8	13.5	94,000	696,000	107,920
Indicated	18,300,000	1.2	10.2	693,000	6,027,000	813,540
Inferred	10,200,000	1.3	15.5	418,000	5,068,000	519,360

Classified at 0.5 g/t cut-off

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	93

ble 32: Classified Mineral Resources for the Baba Zone, Aği Daği Deposit, Western Turkey, August 1, 2007

OXIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured
Indicated	14,300,000	0.8	1.0	385,000	448,000	393,960
Inferred	7,000,000	0.8	0.3	188,000	66,000	189,320

SULPHIDE RESOURCE
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured
Indicated	700,000	0.7	0.7	15,000	16,000	15,320
Inferred	2,100,000	0.7	0.3	47,000	19,000	47,380

TOTAL RESOURCES
CLASS	TONNES	Au g/t	Ag g/t	Au ozs	Ag ozs	AuEq ozs
Measured
Indicated	15,000,000	0.8	1.0	400,000	464,000	409,280
Inferred	9,100,000	0.8	0.3	235,000	86,000	236,720

Classified at 0.5 g/t cut-off

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	94

17	OTHER RELEVANT DATA AND INFORMATION

In Turkey underground resources are subject to the exclusive ownership and disposition of the state and are not considered part of the land where they are located. Under mining legislation, the state delegates its right to explore and operate mines to individuals or companies for specific periods by issuing licenses subject to payment of a royalty to the State.

Certain provisions of Turkish Mining Law were amended in 2004. The pre-operation license provided by the old law was repealed. The basis of royalty payments to the state has been changed to a percentage of total sales. Mining activities conducted within state-owned lands will be subject to an additional 30% royalty.

Baseline environmental testing was initiated on the Aği Daği property in 2006, with SRK Consulting contracted to perform this work.

17.1	WATER MONITORING

The Northern and Southern Lower flanks of the Deli Dagi Zone and Ihlamur Zone occupy the watershed supplying spring water resources for more than 25 villages in the vicinity of Aği Daği and Can Area. Although the water quality is very acidic and a potential health hazard, locals do favour it. The water coming out of small springs is collected in small concrete tanks (about 2-3 tons of water), then piped to a central storage tank. Villages can pipe water from this central storage tank area to the major fountains and houses in the villages . There is a committee that oversees the use of this water resource by the villagers.

These springs tap the fault network in the volcanic rocks underlying the Deli and Ilhamur areas. Drilling in these areas commonly lacks return water circulation due to drainage, away from the drills, along this same fault network. In some cases, drilling water has been observed entering the small water storage tanks.

The first contamination occurred on the east side of Deli Dagi where water springs for the Kizil Elma village are located. The second occurrence was on the northern side of Deli Dagi Zone and this is the major resource of water for more than 25 villages. Drilling was stopped immediately upon recognizing the contamination in tanks.

The short term solution for the water problem is not to use drill mud for drilling in that area, or to use filter tanks coming out of tanks. The long term solution is to provide a new water resource for the villages, either by finding a natural spring in the area or drilling new water wells away from the Deli Dagi Zone.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	95

18	INTERPRETATION AND CONCLUSIONS

Three different gold mineralizing centres (Baba-Ayitepe, Fire Tower and Deli Zones) have been now been identified in the 5 km long by 2 km wide zone of extensive acid sulphate alteration on the Agi Dagi Gold Property and the exploration work carried out in 2004-2005 has greatly enhanced the understanding of the geologic, structural and metallogenic framework of the property.

The Baba-Ayitepe Zone can now be considered one large system, characterized by a late epithermal high-sulphidation gold system overprinted on an early Mo-rich, deep-seated porphyry system. The Baba Zone is now estimated to contain Indicated Mineral Resources of 15.0 Mtonnes at 0.8 g/t Au (400,000 ozs Au), 96% as oxides, and Inferred Mineral Resources of 9.1 Mtonnes at 0.8 g/t Au (86,000 ozs Au), 80% as oxides. Drilling is continuing, with the Baba Zone still partially open in the N and E directions, and the northern part of the Ayitepe Zone poorly tested by drilling.

Drilling of the Fire Tower Zone in 2006-07 has pinpointed significant gold mineralization in an area roughly 200 metres by 200 metres about 600 metres north of Baba Dagi. Elsewhere thick, poorly-mineralized silica cap with hydrothermal breccias cemented by mostly silica and very little pyrite/Fe-oxide was intersected. Further drill-testing to the north along the western edge of the resistivity high should be carried out.

The Deli Zone is a classic high-sulphidation epithermal gold system with a deeper intermediate sulphidation (high-grade) component. The overall size of the zone is about 1 km long (from AD- 241 to AD-163) in east-west direction and 600 metres wide (from AD-112 to A-9) in north-south direction. The Deli Zone is now estimated to contain Measured and Indicated Mineral Resources of 19.9 Mtonnes at 1.2 g/t Au and 10.5 g/t Ag (787,000 and 6,723,000 ozs, respectively), 92% as oxides, and Inferred Mineral Resources of 10.2 Mtonnes at 1.3 g/t Au and 15.5 g/t Ag (418,000 and 5,068,000 ozs, respectively), 81% as oxides. The zone is still open to the NW and partially open to W, E and S. Further drilling is recommended to convert the current resource blocks from inferred to indicated categories and to better define the limits of the zone, particularly in the vicinity of holes AD-212 and AD-241 and towards Ihlamur, and also to determine the relationship of the mineralization in AD-248 to the main Deli Zone mineralization.

Tavsan Tepe has similar geological, geochemical and geophysical characteristics to the Baba- Ayitepe Zone, and fieldwork has identified strong brecciation, hematitic alteration in pervasively silicified volcanics . Drill testing of Tavsan Tepe by both diamond and reverse-circulation has proved problematic, due to badly broken ground. It is recommended that the existing I.P. grid be extended to the west to cover this area; additional soil-sampling in this area is also justified.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	96

Ihlamur Ridge is a possible down-dropped extension of a significant NNE-trending resistivity high. Mapping and prospecting identified strongly silicified, brecciated, hematitic volcanics in this area. The 2006 IP survey identified the ridge as a moderate resistivity high, but also highlighted a strong high immediately to the east which has been poorly drill-tested. A small hill 300 metres NE of Ihlamur was also found to be anomalous and has been drilled (results are pending).

The Baba-Ayitepe and Deli resources at Aği Daği remain open for further expansion, and new zones such as Tavsan Tepe and Ihlamur Ridge possess significant potential to become additional resources.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	97

19	RECOMMENDATIONS

Recommendations of the Fronteer–Teck Cominco Technical Committee for exploration of the Agi Dagi Gold Property for the period May 1, 2007 to May 1, 2008 include the following:

1.

10,000 metres of diamond and reverse circulation drilling to continue testing the known zones of mineralization at Baba Dagi, Ayitepe, Fire Tower, Ihlamur Ridge, Tavsan Tepe and Deli Dagi. Carry out infill drilling within the Baba Dagi and Deli Dagi resource blocks in order to move defined blocks from inferred to indicated categories.

	2.	Extension of the existing I.P. and detailed magnetic surveys and rock/soil grid to the west to cover Tavsan Tepe and beyond.

	3.	Investigation of the soil and rock anomalies to the north-east of Aği Daği.

4.

Continue to refine the property-wide surface geological maps and ddh cross-sections showing lithology, alteration, structure and mineralization. Construct a new geological model for the know mineralization to id with future resource calculations.

	5.	Carry out a preliminary scoping study as a prelude to a pre-feasibility study.

	6.	Continue environmental baseline study with specific emphasis on hydrology.

	7.	Continue engineering work (metallurgy testing on oxide and sulphides, beneficiation drilling, and sterilization drilling of preferred leach-pad and plant sites).

	8.	Continue ongoing community relations work (regular meetings with local leaders to encourage open dialogue, hear and address local concerns with both exploration and mine development activities).

	9.	Maintain normal logging procedures including RQD, PIMA and SG, continuous sampling of drill holes, and adherence to the existing QA/QC (quality assurance – quality control) protocol.

A proposed budget for the May 2007 - April 2008 period is shown in Table 34 on the following page.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	98

Table 33: Budget for Proposed 2007-2008 Work Program (US dollars)

DESCRIPTION	AMOUNT	% OF T OTAL
Assays (Core/Rock/Soil)	$750,000	10.9
Geophysics (Detailed Ground Mag)	$25,000	0.4
Drilling (20,000 m @ $130/m)	$2,600,000	37.7
Field Costs	$750,000	10.9
Staff Salaries	$400,000	5.8
Fees/Licenses/Permits	$50,000	0.7
Legal-Forestry	$100,000	1.4
Road Construction	$250,000	3.6
Travel & Transportation	$150,000	2.2
Scoping Study (Metallurgy & Eng.)	$500,000	7.2
Environmental Baseline Study	$250,000	3.6
Communication	$50,000	0.7
Public Relations	$50,000	0.7
Health & Safety	$22,727	0.3
Fronteer/Consultants Expenditures	$250,000	3.6
Ankara Cost (Office Cost)	$75,000	1.1
Contingency (10%)	$627,273	9.1
SUBTOTAL	$6,900,000	100.0
VAT	$1,035,000
TOTAL	$7,935,000

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	99

20	REFERENCES

Albert, T.E. 1997: Bottle Roll Leach Tests on Samples from Project T80; Kappes, Cassiday and Associates, Reno, Nevada, 14 pp .

Albert, T.E. 1997: Column Leach Tests; Kappes, Cassiday and Associates, Reno, Nevada, 14 pp.

Albert, T.E. 1997: Bottle Roll Leach on Composite of 46210 and 456217; Kappes, Cassiday and Associates Reno, Nevada; 2 pp.

Cunningham-Dunlop, I.,giroux, G. 2006: The Exploration Activities of Fronteer Development Group Inc. on the Agi Dagi Gold Property, Canakkale Province, Turkey, from April 2004 to December 2005, 128 pp.

Eggleston, T. 1997: Cominco Ltd. Site Visit, Aği Daği Project; MRDI, San Mateo, CA, 22 pp.

Granda, A. 1994: Tüprag, Induced Polarization Geophysical Survey in Aği Daği Agi-Dagi (Turkey); Madrid; pp 8.

Hall, R . 2004: NI43-101 Report on the Agi Dagi Gold Property, Canakkale Province, Turkey for Fronteer Development Group Inc.; pp 35.

Kappes, Cassiday & Associates, 2006: Aği Daği Project Report of Metallurgical Work July 2006 .

Okay, A. I., Siyako, M., Burkan, K. A., 1991: Geology and Tectonic Evolution of the Biga Peninsula, Northwestern Turkey; Bull. Tech. Univ. Istanbul, Vol. 44, p. 191-256.

Ross, K. 2004: Petrographic Study of the Aği Daği, High-sulphidation Epithermal Deposit, Turkey for Fronteer Development Group Inc.; Panterra Geoservices Inc, Vancouver, B.C.; 69 pp.

Samis, A. N. 1998: Aği Daği Resource (Baba Dagi ); Cominco File Note; pp 5.

Yildirim-Ozturk, M and Onder, S. 2004: A New Mining Law for Turkey; Mining Journal, London; pp 21-22.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	100

CERTIFICATE AND CONSENT
To accompany the Technical Report on the Agi Dagi Gold Property, Republic of Turkey,
dated August 1, 2007

I, Ian R. Cunningham-Dunlop, P. Eng., do hereby certify that:

1)	I am a geologist residing at 2537 Sechelt Drive, North Vancouver, B.C. V7H 1N7.

2)	I graduated with the degree of Bachelor of Applied Science (Geological Engineering) from Queen’s University, Kingston, Ontario, in 1984.

3)

I am a member of the Prospectors and Developers Association of Canada, the Canadian Institute of Mining and Metallurgy, the Association of Professional Engineers of Ontario (PEO – Reg. No. 10161503), the Association of Professional Engineers and Geoscientists of B.C (APEGBC – Reg. No. 27221) and the Association of Professional Engineers and Geoscientists of Newfoundland and Labrador (PEG – Reg. No. 04385).

4)	I have worked as a geologist for a total of 21 year since my graduation.

5)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI432-101”) and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6)

I am responsible for the preparation of all sections of the report titled “Technical Report on the Agi Dagi Gold Property, Canakkale Province, Republic of Turkey” relating to the Agi Dagi Gold Property, other than Section 16 thereof. I have worked on the property in a technical capacity since January 1st, 2005 and personally supervised the 2005-07 Exploration Programs.

7)

As of August 1, 2007 and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

8)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	101

9)

I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Fronteer Development Group inc. in the form of a stock option agreement .

10)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st day of August, 2007 in Vancouver, B.C.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	102

CERTIFICATE AND CONSENT
To accompany the Technical Report on the Agi Dagi Gold Property, Republic of Turkey,
dated August 1, 2007

I, Christopher Lee, P. Geo., do hereby certify that:

1)	I am a geologist residing at 303-141 Water Street, Vancouver, BC, V6B 1A7, and employed by Fronteer Development Group Inc as Chief Geoscientist.

2)

I am a graduate of the University of Waterloo, with an Honours B.Sc. Co-op in Geology, 1991, and I obtained a M.Sc. in Geology from the Memorial University of Newfoundland in 1994. I have practiced my profession continuously since 1991;

3)	I am a Professional Geoscientist registered in good standing with the Association of Professional Engineers and Geoscientists of British Columbia (#29049);

4)

I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI432-101”) and certify that by reason of my education, affiliation with professional associations (as deemed in NI43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5)

I am responsible for the preparation Section 16 and the Mineral Resource Estimates described therein, of the report titled “Technical Report on the Agi Dagi Gold Property, Canakkale Province, Republic of Turkey” relating to the Agi Dagi Gold Property. I have worked on the property in a technical capacity since January 15, 2007 and personally visited the site between June 5-20, 2007.

6)

As of August 1, 2007, and to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading and I have read the disclosure being filed and it fairly and accurately represents the information in the Technical Report that supports the disclosure.

7)

I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which make the Technical Report misleading.

8)

I am not independent of the issuer applying all the tests in Section 1.5 of National Instrument 43-101 and acknowledge that I hold securities of the Fronteer Development Group inc. in the form of a stock option agreement .

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	103

9)	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10)

I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 1st day of August, 2007 in Vancouver, B.C.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	104

Appendix I Sampling Protocol

          The following protocol outlines the procedure that will be applied to sampling drill core at the Aği Daği Exploration Project. The geologist in charge of logging and/or geotechnical assistant will be responsible for adhering to the following protocol:

Pre-logging

  inspection of core boxes, for missing boxes and footage errors digital photography of all boxes
  RQD and core loss

Logging

  Engineering Comments on the competency of core are taken and recorded on the logs
  Fracture analyses with quantitative measuring of all fractures is not being estimated at the moment, but fractures containing gouge material, veins and dominant fracture patterns are measured.

Sampling

  Standardized Aği Daği sample booklets will be utilized at all times. All booklets will be marked up, prior to use, with the standards, blanks and duplicates clearly defined.
  Standards and blanks will both be entered every 20th sample. Duplicate samples (1/4 core), will be entered into the sample flow, at the discretion of the geologist, every 20 samples.
  All holes are sampled from top to bottom of the hole, with most samples averaging one meter or less, unless in sulphide ore where samples are taken every 1.5m.
  For each sample interval, all required parts (‘From- To’) of the Aği Daği standard sample card are filled in and half of the sample number tag is placed at the starting point of the sample interval in the core box.
  The second half of the tag is put into the sample bag (labeled on both sides with the sample number) by the splitter when he is taking the sample.

Marking Core

  The beginning of a sample will be clearly marked with a black marker, by a line perpendicular to the core
  The sample tag will be placed at the beginning of the sample.

Double-Check

  It will be the geologists’ job to double-check on the samples once they are cut and verify that all of the samples collected are properly labeled, with the sample tags inside of the sample bags.

Specific Gravity Measurements

  For the specific gravity of mineralized rock, an SG sample of split core is taken from each assay sample interval within a mineralized zone.
  For the specific gravity of non-mineralized rock, an SG sample is taken from each assay sample interval fifteen metres above and below a mineralized zone. Some drill holes have additional specific gravity measurements taken from non-mineralized sections farther above the mineralized zone.
  Each sample is a minimum of 5 cm long and up to 25 cm
  The samples are dried in a 105ºC oven for 16 hours, then allowed to cool to room temperature.
  The sample is dipped quickly in a container of warm paraffin wax togive it a thin coating of paraffin. This prevents water from filling pores within the sample andgiving an erroneous volume measurement.
  The paraffin is allowed to dry on the sample.
  The sample is then weighed dry on a scale with 1 gram accuracy.
  The sample is attached to a harness connected to the scale and lowered into a bucket of water in

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	105
  order to determine its mass in water.
  Volume of the sample = mass in air – mass in water.
  Specific gravity = mass in air / volume.

QA/QC Sampling

At the Aği Daği project, the insertion of “blind” quality control samples takes place in the core-shack before samples are shipped to the lab. These samples inserted on a routine basis and are used to check laboratory quality and cleanliness. At the beginning of sampling a particular drill hole, sample tags are pre-marked with locations for standards, duplicates and blanks.

  Duplicate samples are taken every 20 samples within the sample series. Duplicate samples are used to monitor sample batches for potential mix- ups and monitor the data variability as a function of both laboratory error and sample homogeneity. The duplicate samples are 1/2 core splits done on- site before the sample leaves camp.
  Blanks: barren marble was used for blank material, inserted into the sample series every 20 samples.
  Standards: Standards are used to test the accuracy of the assays, and to monitor the consistency of the laboratory. They are needed for documentation at the time of ore reserve calculations. The five standards used during the 2006-07 drill program were purchased from CDN Resource Laboratories Ltd. These standards were randomly inserted into the sample sequences approximately every 20 samples.
  Check Samples: 5% of all assayed sample pulps, as well as pulps from samples which have returned exceptional results are sent to a second laboratory for analysis. This approach identifies variations in analytical procedures between laboratories, possible sample mix-ups, and whether substantial biases have been introduced during the course of the project.
  Data Analysis: Results for submitted standards, blanks and duplicate are checked and reviewed quickly after results are received. Control charts are used to monitor the data and decide immediately whether the results are acceptable. Batches of samples that contain a failed QA/QC sample are re- analyzed.

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	106

Appendix II Percent Recovery over Mineralized Intervals of Core Holes

Zone	Drill Hole	From	To	Interval (m)	Au (g/t)	Recovery ( % )
BD	AD-15	0	34. 4	34.4	2.3	42
BD	AD-79	200.9	204.2	3.3	0.38	69
FT	AD-86	14.6	39	24.4	0.72	65
DD	AD-90	36.7	37. 7	1	1.05	61
		56.3	69. 5	13.2	0.52	75
BD	AD-100	6	64	58	1.48	70
DD	AD-104	59.3	71. 7	12.4	0.2	69
DD	AD-106	17.4	18.48	1.08	1.04	69
		59	59.57	0.57	0.57	75
AT	AD-107	36.6	37.87	1.27	0.73	65
		69.2	70. 2	1	0.76	70
DD	AD-110	56.5	74. 5	18	0.95	64
		120.5	125	4.5	0.79	64
DD	AD-111	73.35	82. 2	8.85	0.98	54
DD	AD-112	83	93. 9	10.9	0.4	68
		107.9	128.4	20.5	0.89	73
DD	AD-118	60	99	39	4.36	72
	and	167.8	173	5.2	0.39	69
AT	AD-119	11	27. 7	16.7	0.44	49
	and	76.5	77. 5	1	0.55	60
DD	AD-120	107.2	108.9	1.7	1.02	73
DD	AD-121	62.5	63. 5	1	2.25	11
	and	90.5	97. 3	6.8	1.39	28
	and	102.8	104.5	1.7	0.47	72
	and	154	158	4	0.51	63
FT	AD-122	2	6.7	4.7	0.28	13
	and	48	54. 5	6.5	0.67	65
	and	162.3	167.6	5.3	0.6	62
DD	AD-123	125.45	131.3	5.85	0.26	36
DD	AD-124	3.6	83.55	79.95	0.81	44
AT	AD-125	0	2	2	0.55	44
	and	196.6	200	3.4	0.36	54
	and	226.6	249.8	23.2	0.47	57
DD	AD-126	38.2	95. 5	57.3	3.75	75
	and	191.2	192.7	1.5	0.74	70
FT	AD-127	4.1	27. 3	23.2	0.45	25
	and	75.9	83	7.1	0.34	14
	and	83.9	91	7.1	0.36	68
BD	AD-128	30.3	32. 4	2.1	0.33	67
	and	41.5	49. 5	8	0.39	73
	and	63.5	68	4.5	0.71	64
AT	AD-133	54.8	177.9	123. 1	0.39	74
DD	AD-134	68.5	103.5	35	0.86	67

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	107

FT	AD-135	165	170	5	0.39	57
FT	AD-136	135	136.3	1.3	0.51	73
	and	352.6	354.6	2	1.79	73
	and	370	371.3	1.3	6.34	58
	and	400.8	403.9	3.1	0.33	38
DD	AD-137	109.8	113. 05	3.25	0.29	62
AT	AD-138	130.6	133. 85	3.25	0.44	72
DD	AD-140	50	51. 7	1.7	0.37	65
	and	132	139. 55	7.55	0.38	20
DD	AD-141	82.6	84. 4	1.8	0.92	55
DD	AD-146	48.4	51. 1	2.7	1.3	54
	and	55.05	58. 2	3.15	0.75	36
	and	89.3	93. 7	4.4	0.59	62
	and	103	110.3	7.3	0.85	53
BD	AD-150	22.75	24. 7	1.95	3.9	39
	and	34.45	42.35	7.9	0.48	45
	and	49.3	62.05	12.75	0.82	36
	and	97.65	99.45	1.8	0.48	54
	and	116.1	126.3	10.2	0.61	49
DD	AD-152	7.5	9	1.5	1.14	48
	and	12	22. 5	10.5	0.59	48
	and	51	55. 5	4.5	0.66	36
	and	63.4	70. 5	7.1	0.58	34
DD	AD-154	3.5	5.15	1.65	1.31	6
	and	36.5	38	1.5	0.97	74
BD	AD-155	21	23	2	0.64	67
	and	35.8	47. 6	11.8	0.39	67
DD	AD-156	11.5	20. 6	9.1	0.59	55
	and	60	65. 4	5.4	0.81	45
DD	AD-157	51	56. 2	5.2	0.84	65
BD	AD-158	47.05	106.1	59.05	0.47	72
DD	AD-159	26.1	30. 1	4	0.36	25
DD	AD-160	65.5	72. 5	7	0.5	76
	and	77.3	79. 8	2.5	0.58	34
DD	AD-161	77.5	81. 7	4.2	0.47	72
DD	AD-162	58.8	60. 6	1.8	0.47	39
	and	63.6	106	42.4	4.3	62
DD	AD-163	112.2	113.2	1	5.05	32
DD	AD-165	4	17.15	13.15	0.41	25
	and	86.5	89	2.5	0.41	74
DD	AD-166	242	244.2	2.2	0.3	71
AT	AD-174	204.2	219.2	15	0.4	66
	and	361	364.8	3.8	0.43	72
AT	AD-176	86.5	87	0.5	4.85	69
	and	115.9	118.4	2.5	0.5	25
DD	AD-178	86.95	94. 2	7.25	3.21	60

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	108

	and	109	111.2	2.2	2.26	50
DD	AD-183	114.2	114.8	0.6	1.04	75
DD	AD-190	33.7	40.05	6.35	0.93	47
DD	AD-194	110.75	112.5	1.75	4.03	31
DD	AD-197	92.3	97. 7	5.4	0.49	64
	and	157.7	199. 95	42.25	0.56	73
BD	AD-198	49.9	82. 3	32.4	0.5	64
DD	AD-200	61.3	68. 9	7.6	0.34	61
BD	AD-204	69.5	70	0.5	1.08	70
DD	AD-209	130.2	131.4	1.2	1.3	85
DD	AD-211	55.2	56.9	1.7	0.39	59
	and	79	83.65	4.65	0.66	58
	and	101.9	119.5	17.6	0.8	38
BD	AD-213	137.3	140.1	2.8	1.32	35
FT	AD-214	4	26.2	22.2	0.59	43
	and	100.55	132.5	31.95	0.56	74
DD	AD-217	22.4	44.4	22	0.63	51
	and	53.3	58.15	4.85	0.49	77
DD	AD-219	33.5	35.9	2.4	0.63	30
	and	196.15	202.8	6.65	0.83	29
BD	AD-221	50.3	51.4	1.1	4.9	72
	and	92.5	95.6	3.1	0.4	23
	and	101	106.3	5.3	0.3	42
DD	AD-222	63	64.5	1.5	0.4	70
FT	AD-225	93.5	134.3	40.8	0.29	41
	and	169.9	180.9	11	0.94	52
	and	173.3	180.9	7.6	1.05	52
DD	AD-230	78.5	138.7	60.2	1.41	51
	and	184.5	191.5	7	1.02	60
DD	AD-231	103.5	107.9	4.4	0.51	72
FT	AD-232	129.3	130.5	1.2	1.45	46
FT	AD-233	143.85	150. 75	6.9	0.59	60
DD	AD-236	16.6	18.65	2.05	0.47	65
	and	25	25. 6	0.6	3.4	37
	and	41.4	49	7.6	0.51	42
	and	66.4	70. 4	4	0.41	63
	and	319.1	320.3	1.2	2.09	20
BD	AD-239	286.7	290.9	4.2	0.36	60
DD	AD-244	100.3	123	22.7	0.67	49
DD	AD-245	147.9	150.3	2.4	5.62	56
DD	AD-250	176	178.2	2.2	0.51	23
FT	AD-255	248.3	252. 85	4.55	0.62	60
	and	270.55	273.3	2.75	0.52	72
DD	AD-260	66.1	81. 7	15.6	0.84	76
	and	88.7	90. 7	2	3.67	44
	and	107.7	114.8	7.1	1.09	68

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	109

BD	AD-264	134.4	136.7	2.3	0.5	70
DD	AD-266	25.7	28. 6	2.9	0.54	72
	and	70.6	72. 8	2.2	1.23	77
DD	AD-272	23.8	28. 3	4.5	1.12	60
BD	AD-274	10.7	41. 6	30.9	0.33	35
	and	84.65	87. 8	3.15	0.38	63
	and	155	156	1	1.66	24
BD	AD-275	1	113.9	112. 9	0.27	72
BD	AD-276	0	30. 6	30.6	0.57	51

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	110

Appendix III Percent Recovery over Mineralized Intervals of Reverse-Circulation Holes

Zone	Drill Hole	From	To	Interval (m)	Au (g/t)	Recovery ( % )
DD	A-87	15.00	18.00	3. 00	2.23	62
		33.00	37.50	4. 50	0.94	52
		49.50	94.50	45.00	0.81	65
BD	A-76	0.00	1. 50	1. 50	1. 016	39
		6.00	7. 50	1. 50	0.28	48
		67.50	76.50	9. 00	0. 858	57
		81.00	82.50	1. 50	0.8	69
		84.00	85.50	1. 50	0. 415	49
		105.00	132.00	28.50	0. 384	52
		141.00	142.50	1. 50	2. 988	27
		145.50	150.00	4. 50	0. 228	24
		183.00	186.00	3. 00	0. 368	16
		195.00	196.50	1. 50	0. 266	36
BD	A-80	36.00	39.00	3. 00	1. 055	57
		61.50	76.50	15.00	0. 381	59
		87.00	88.50	1. 50	0.34	60
		175.50	202.50	28.50	0. 308	24
DD	A-91	19.50	22.50	3. 00	1.02	70
		40.50	97.50	57.00	2.08	43
DD	A-92	16.5	19.5	3	2.75	90
		48	96	48	2. 192	51
		130.5	132	1.5	1.2	21
		135	153	18	0. 173	43
		162	174	12	0. 207	52
DD	AD-103	55.50	94.50	39.00	0.77	36
DD	A-129	4.50	10.50	6. 00	0.43	51
	and	52.50	55.50	3. 00	0.49	54
DD	A-132A	3.00	13.50	10.50	0.91	33
	and	16.50	51.00	34.50	1.41	17
DD	A-139	10.50	15.00	4. 50	0.28	29
FT	A-143	69.00	76.50	7. 50	1.14	61
	and	79.50	82.50	3. 00	0.24	60
	and	129.00	141.00	12.00	0.32	25
	and	154.50	187.50	33.00	0.64	38
DD	A-148 (Twin of AD-121)	18.00	21.00	3. 00	0.53	47
	and	55.50	61.50	6. 00	1.27	72
	and	114.00	126.00	12.00	0.28	54
	and	148.50	156.00	7. 50	0.27	51
DD	A-164	42.00	108.00	66.00	2.34	60
DD	A 168	6.00	10.50	4. 50	0.85	no data
	and	46.50	49.50	3. 00	0.83	59
	and	97.50	105.00	7. 50	0.48	59
DD	A-169	36.00	39.00	3. 00	0.76	63
DD	AD-170	0	51	51	0.62	41

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	111

DD	A-175	7.5	34.5	27	0.37	53
	and	48	79.5	31.5	0.71	61
DD	A-177	39	91.5	52.5	2.27	34
	and	108	112.5	4.5	0.61	47
BD	A-182	51	58.5	7.5	0.97	28
	and	63	66	3	0.46	27
	and	76.5	84	7.5	0.6	21
	and	114	141	27	0.5	40
TT	A-185 Tavsan	27	34.5	7.5	0.66	53
	and	39	40.5	1.5	0.71	41
IR	A-188	22.5	25.5	3	0.43	61
	and	36	40.5	4.5	0.49	49
DD	A-190-Deli Dagi	19.5	39	19.5	0.44	no data
IR	AD-191	17.5	80.5	63	0.5	no data
	and	20.5	23.5	3	2.22
	and	32.5	41.5	9	0.68
	and	47.5	55	7.5	1.23
	and	59.5	71.5	12	0.58
IR	AD_193-Ilhamur	33	42	9	0.36	no data
BD	A-195-Baba Dagi	34.5	45	10.5	0.37	no data
	and	51	82.5	31.5	0.39
BD	A-196-Baba Dagi	13.5	21	7.5	0.43	59
DD	AD-197-Deli Dagi	92.3	97.7	5.4	0.49	64
	and	157.7	199.95	42.25	0.56	73
BD	AD-198-Baba Dagi	49.9	82.3	32.4	0.5	64
BD	A-199-Baba Dagi	0	42	42	0.49	no data
DD	AD-200-Deli Dagi	61.3	68.9	7.6	0.34	61
DD	AD-203-Deli Dagi	11. 5	25	13.5	0.82	no data
BD	AD-204-Baba Dagi	69. 5	70	0.5	1.08	70
DD	AD-209-Deli Dagi	130. 2	131.4	1.2	1.3	85
DD	AD-210-Deli Dagi	4. 3	48.6	44.3	0.24	no data
DD	AD_212-Deli Dagi	23. 7	42.8	19.1	1.21	no data
DD	A-215-Deli Dagi	0	37.5	37.5	1	no data
	and	51	54	3	0.4
DD	A-218-Deli Dagi	1. 5	25.5	24	0.91	no data
DD	A-220-Deli Dagi	6	58.5	52.5	0.44	51
	and	85. 5	100.5	15	0.59	20
DD	AD-222-Deli Dagi	4. 5	18	13.5	0.64	35
DD	A-224	18	28.5	10.5	0.26	22
BD	AD-234	10.5	12	1.5	1.08	47
	and	94.5	99	4.5	0.63	39
BD	A-235-Babadagi	54	63	9	0.5	57
	and	78	82.5	4.5	0.66	53
	and	109.5	117	7.5	0.3	53
	and	123	132	9	0.44	49
BD	AD-237	15	16.5	1.5	1.09	79

Fronteer Development Group Inc.
Technical Report on the Agi Dagi Gold Property, Republic of Turkey	112

	and	21	28.5	7.5	0.69	60
FT	AD-242	33	40.5	7.5	0.35	61
	and	72	97.5	25.5	0.6	59
FT	AD-251	22.5	25.5	3	0.35	57
BD	A-256-Babadagi	3	166.5	163.5	0.54	68
BD	AD-258	90	93	3	0.73	57
	and	108	115.5	7.5	4.35	58
BD	AD-259	48	57	9	0.82	63
BD	AD-261	40.5	57	16.5	0.69	66
BD	AD-265	0	6	6	0.32	53
	and	142.5	147	4.5	0.72	68
	and	162	166.5	4.5	0.56	62
	and	171	178.5	7.5	0.39	69
	and	183	199.5	16.5	0.63	50
BD	AD-267	39	46.5	7.5	0.69	65
BD	AD-268	9	13.5	4.5	1.16	72
	and	51	81	30	0.9	54
	and	87.5	89.5	2	2.02	62
DD	A-269-Delidagi	43.5	123	79.5		53
DD	A-277	0	25.5	25.5	0.31	59
	and	67.5	70.5	3	0.42	28